


20




0
annual
REPORT
2

COMPANY PROFILE

WellChoice is the largest health insurance company in New York, based on HMO and PPO membership, and holds the leading market position in the New York metropolitan area, covering over 20 percent of the population. Total corporate enrollment was 4.6 million managed care and indemnity members nationwide at the end of 2002. We have served the health insurance needs of New Yorkers for 69 years and offer our products under the Empire Blue Cross Blue Shield brand in New York and the WellChoice brand in New Jersey.

As we build on our 69-YEAR HISTORY serving the health insurance needs of New York, we are well positioned for growth due to the following competitive strengths:

- **Our Blue Cross and Blue Shield brands**
- **Our focus, history and leading market position in a highly desirable geographic area**
- **The size and quality of our provider networks**
- **Our underwriting and pricing discipline**
- **The range of our product offerings, including managed care products and traditional indemnity products**
- **Our broad customer base, including large, middle-market, and small groups; individuals; and national accounts**
- **A dedication to providing the highest level of customer service**
- **A proven commitment to our members to provide access to quality care**
- **Our experience with systems integration and technological innovation**

WELLCHOICE INC

COMPANY FACTS


1
WellChoice, Inc.


4
Over 80,000
164


2
NYSE
WC


5
28 eastern counties in New York
16 counties in New Jersey


3
4.6 million


6
Revenues 2002: $5.1 billion
Revenues 2001: $4.6 billion
Revenues 2000: $4.2 billion

LETTER TO SHAREHOLDERS



n November 8, 2002 WellChoice, Inc. began trading on the New York Stock Exchange under the symbol "WC." This historic event was the result of dedicated efforts by our employees and the culmination of a business transformation led by a proven and experienced management team. The Company's conversion to for-profit status and our initial public offering were critical steps forward in our journey to be the leading health insurer in the New York marketplace and surrounding areas.



e are the largest health insurance company in New York, based on HMO and PPO membership, and hold the leading market position in the New York metropolitan area, covering over 20 percent of the population. Total corporate enrollment was 4.6 million managed care and indemnity members nationwide at the end of 2002. We have served the health insurance needs of New Yorkers for 69 years and offer our products under the Empire Blue Cross Blue Shield brand in New York and the WellChoice brand in New Jersey.

WellChoice is committed to offering an expansive array of quality-driven health insurance products in combination with a steadfast focus on world-class customer service. Our product portfolio—from innovative managed care plans to traditional indemnity products—positions us to rapidly respond to market trends and effectively meet customer needs. We have a diverse customer base including large, middle-market and small groups, national accounts and individuals. Supporting our network-based products are the largest provider networks in our area. Our networks, which include hospitals, health care facilities, physicians and other medical professionals, offer members access to more than 80,000 provider sites in our service area.

To achieve our goal to be the leading health insurer in the New York marketplace and surrounding area, we must maintain and improve our current market position and financial performance by successfully executing on the following strategy:

- **Capitalize on local, regional and national growth opportunities.** We intend to grow our business in our local market by continuing to offer a broad spectrum of managed care products, with special emphasis on products that meet the unique needs of the profitable middle-market customer segment. We also view national accounts as an attractive growth opportunity. Our position in the New York metropolitan area, headquarters to a significant number of national businesses, coupled with our ability to offer the BlueCard® program, provides us with a competitive advantage in our efforts to increase national accounts enrollment. We also plan to be opportunistic in order to expand geographically, especially in or adjacent to our current service area.

- **Leverage the strength of the Blue Cross and Blue Shield brands.** Our license to use the Blue Cross and Blue Shield names and marks gives us a significant competitive advantage in New York. We will use this advantage in our efforts to retain current customers and members as well as to attract new ones.

- **Continue to promote the use of medical information to offer innovative products and services to members and providers.** WellChoice intends to be a leader in the use of medical information to facilitate and enhance communications and the delivery of service among employers, employees and health care providers. We offer patient-centric and population-based disease management and care management programs as an integral part of many of our managed care products. We believe our members will increasingly desire and demand ready access to a repository of comprehensive, accurate and secure medical and health related information that will help enhance the quality of care they receive while helping to manage health care costs.

- **Reduce costs through operational excellence.** By improving delivery of service, customer satisfaction and financial results through zero defects, rapid turnaround times and lower operating costs, we will be able to realize medical and administrative cost savings. We are implementing a variety of initiatives focused on three key areas—administrative performance, quality of care and medical management, and technology enhancements—to help us achieve this goal.

This was once again a year of solid financial performance and brings to 17 the number of consecutive quarters of underwriting gains. The Company reported net income of $376.5 million, compared to the prior year's income of $131 million. The favorable growth in income resulted from higher premium yields on insured accounts, improved claims trends and membership driven revenue increases in service fees on self-funded accounts. We continued to experience real momentum in managed care membership growth: enrollment in our commercial managed care products, excluding NYC and NYS PPO, increased 15.2 percent to 2.0 million at the end of the year. Membership in all commercial managed care products increased by 9.3 percent to 3.8 million as of December 31, 2002. Total corporate membership stood at 4.6 million at year-end, an increase of 1.3 percent from one year earlier. Total revenue increased 10.2 percent to $5.1 billion for the year.

2002 has been exciting and successful for WellChoice: our strategic plan and direction has resulted in growing enrollment and profitability. We are positioned in the market with a solid capital base, superior networks, excellent customer service, strong brand identity, technology leadership, cost-effective quality products and services and significant flexibility to offer new products. These core strengths provide the foundation for the ongoing successful operation of our business and we look towards a bright future in anticipation of the new opportunities and accomplishments ahead.



Philip Briggs
CHAIRMAN OF THE BOARD



Michael A. Stocker, M.D.
PRESIDENT AND CHIEF EXECUTIVE OFFICER





Philip Briggs (left)
Michael A. Stocker, M.D. (right)

NOVEMBER 8TH, 2002

WC

LISTED

NYSE®

#1 IN NEW YORK

WellChoice has been dedicated to serving the health insurance needs of New Yorkers for 69 years. Today, with over 4.6 million members nationwide, it is the largest health insurance company in the state[1]. Its New York service areas include the 28 counties of eastern New York beginning at the tip of Long Island, encompassing New York City, and going north along the Hudson River to the Canadian border. In the highly competitive environment of the ten downstate counties of the New York metropolitan area, it holds the lead in market share covering over 20% of the population.


4.6
4.6 million members,
million
MEMBERS

Through its subsidiaries, WellChoice offers a broad portfolio of managed care and traditional indemnity and specialty products. Managed care products include a traditional HMO that requires a primary care physician to coordinate all care, as well as a "gatekeeperless" HMO that gives members the freedom to self-refer to any in-network specialist. For maximum flexibility and choice, the PPO allows members to receive care on an in-network basis from an expansive provider network or to get care out-of-network. The EPO sits between these products, offering members access to the same expansive provider network as the PPO but with no out-of-network benefits. This range of products allows the Company to meet the needs of its diverse customer base and to rapidly respond to marketplace trends.

Underlying its managed care products, WellChoice boasts the largest HMO, EPO and PPO provider networks in its marketplace. The commercial HMO network provides access to over 60,000 provider sites and 141 hospitals in New York on an in-network basis. The EPO and PPO are based on the same network, which allows members access to more than 80,000 provider sites and 164 hospitals in New York. Our provider networks consist of many of the most well-recognized provider organizations.

MEMBERSHIP
(as of 12/31/02)


17%
83%

■ Commercial Managed Care (PPO, HMO, EPO) **3,805,000**
■ Indemnity and Individual **803,000**


WELLCHOICE
Positioned for Growth
SEC filings

www.wellchoice.com has been specifically designed for investors.

The Company has a long tradition of commitment to seniors and currently offers Senior Plan, a Medicare+Choice HMO to eligible Medicare beneficiaries in New York City, Long Island, Westchester and Rockland counties. Senior Plan provides access to a network of over 39,000 providers, and covers all of the benefits of traditional Medicare plus additional benefits, such as unlimited generic prescription drug coverage. Medicare beneficiaries can also select one of three Medicare Supplemental plans to supplement their traditional Medicare coverage.

WellChoice's size and market share are key factors in its ability to successfully negotiate significant discounts with providers. In addition, approximately two-thirds of all the Company's hospital contracts are multi-year contracts, with 60% of its key hospital networks, including North Shore-Long Island Jewish Health System and New York Presbyterian, being successfully renegotiated during the fourth quarter of 2002.


over
80
over 80,000 provider sites
thousand
PROVIDER
SITES

WellChoice also offers traditional fee-for-service indemnity and standardized individual HMO products as well as pharmacy, vision and dental benefit plans and behavioral health care. In addition, the Company also offers HMO and PPO products in 16 counties in New Jersey.

[1]Based on total PPO and HMO membership.

THE BLUE ADVANTAGE

The strength of the Blue brand gives WellChoice a competitive edge against its competition. The Blue Cross Blue Shield names and marks represent meaningful symbols of trust and quality care in the marketplace. Consumers, by a margin of 2 to 1, and decision-makers, who are almost twice as likely, are aware of the Blue brand over competing brands.

Through our New York subsidiaries, the Company has the exclusive right to use the Blue Cross and Blue Shield names and marks for all of its health benefits products in the ten counties in the New York City metropolitan area and in six counties in upstate New York and the non-exclusive right to use these names and marks in one upstate New York county. WellChoice also has the exclusive right to use the Blue Cross name and mark in seven upstate New York counties and the non-exclusive right to only the Blue Cross name in four upstate New York counties.


8.5
8,500 hospitals,
thousand
HOSPITALS

More specifically, as a licensee of the Blue Cross and Blue Shield Association, the Company is able to provide its PPO, EPO and indemnity members in-network access to a national network of providers through the BlueCard® program. Nationally, the BlueCard network has approximately 680,000 physicians and 8,500 hospitals, making it the largest network available in the health insurance industry. The combination of large networks and low unit medical costs has resulted in significant growth for the Company in national accounts.


680
680,000 physicians,
thousand
PHYSICIANS

In addition, large numbers of members from other Blue Cross Blue Shield plans seek care in WellChoice's service area, which has a significant number of teaching hospitals and other nationally acclaimed specialized medical institutions and physician groups. This creates an additional source of revenue for the Company under the BlueCard program as it receives a fee from other Blue plans for each of their members who receive medical care through our networks.

Clearly, Blue products have a clear brand distinction that sets them apart from other health insurers and provides an important competitive advantage in the market.

OPERATING STRENGTHS

AND CORE COMPETENCIES

WellChoice is customer focused, with a belief that programs which improve the health of its members can also help control medical costs. These commitments when combined with cutting-edge technology constitute the Company's operating strengths and core competencies.

☐ World Class Customer Service

Unfailing dedication to providing its customers world class customer service is integral to all of the Company's work efforts. Prompt, efficient, "hassle free" service describe the customer experience with WellChoice.

Key to achieving this is processing claims quickly and accurately. In 2002, WellChoice processed approximately 37 million claims, of which 97.9% of clean claims were auto-adjudicated with no human intervention. And, 99.6% of clean claims were adjudicated within 30 days. On average, customer service representatives answered telephone calls in 34.5 seconds. Ninety-five and one half percent of telephone and written inquiries were responded to within 7 days, and 97.7% of inquiries were processed accurately the first time.

CLAIMS PROCESSING
(2002)



0.4%
99.6%

37 MILLION CLAIMS TOTAL

- Clean claims adjusted within 30 days
- Clean claims adjusted in greater than 30 days

At WellChoice, member satisfaction receives careful attention. Systematic improvements in service delivery had increased the percent of those satisfied with their service to 80% at the end of 2001. In an effort to move satisfaction to even higher levels, in 2002 the Company undertook a focused, intensive approach and by the end of 2002, 88% of members were satisfied or very satisfied with their service—an 8% increase over the previous year. Every day WellChoice selects scientific samples of members that call in and contacts them for their evaluation of the service they just received. These results receive careful statistical and operational review, and a team of senior executives supports the improvements that customers demand.

The New York State Department of Insurance (DOI), in its 2002 New York Consumer Guide to Health Insurers, ranked Empire's HMO #1 in the New York metropolitan area with the fewest upheld complaints and the fewest prompt pay complaints. Empire also ranked #1 in its service area for Overall Complaints, having the least amount of complaints in all categories. These DOI ranking are an important objective measure of health plan performance.


2002 Call Center of the Year Award
Call Center of the Year
AWARD

Improve Quality—Help Manage Costs[2]

WellChoice intends to be a leader in the use of medical information to help improve the health of its members and help control medical costs. In general, the Company experienced a $2 return on every dollar invested in disease management programs, which in turn helped lower overall managed care medical costs.

Some of the specific disease management programs targeted to chronic conditions that are offered by WellChoice include: an asthma program to educate and motivate members with asthma to manage their disease and remain symptom-free; the Healthy Heart Program® focusing on members with congestive heart failure; a smoking cessation program; and the Chronic Kidney Disease program, a comprehensive program for members with end stage renal disease.

Its unique patient-centric model of disease management, Systematic Analysis Review and Assistance, or SARA℠, improves care by analyzing lab, pharmacy, hospital and medical claims for members enrolled in this program. During 2002, SARA identified 58,100 care considerations for members with potential health problems, such as adverse drug interactions, overlooked tests and skipped preventative screenings.

WellChoice, in partnership with four key national accounts, launched an innovative pilot program last year designed to recognize and reward hospitals that achieve proven patient safety standards identified by The Leapfrog Group. Under the program, hospitals in its service area that use computerized physician order entry and staff their intensive care units with physicians board-certified or board-eligible in critical care medicine are eligible to receive a financial reward. In 2002, 29 hospitals received payments in recognition of their commitment to patient safety.

On the cutting edge of technology[2]

WellChoice also knows that success relies on the adoption and integration of technology, a core strength and competitive advantage. Historically, systems migrations and integrations have plagued the industry and created large cost overruns. Over the past several years WellChoice has successfully consolidated multiple claims systems into two platforms and is in the process of further consolidating these two remaining platforms into one. The Company's success in enhancing and consolidating its information systems provides it with a distinct competitive advantage. This advantage supports initiatives to improve customer service and will allow it to grow business organically, as well as through potential strategic acquisitions.

This systems migration also laid the foundation for the launch of the Company's member, provider, broker and employer e-business Web sites. Consumers will increasingly desire and demand ready access to comprehensive and secure medical and health related information that can be transmitted by the member to physicians and medical institutions, as well as allow them to more easily manage their health plan. By year-end 2002, over 208,000 members registered for Member Online Services, which offers over 60 features and functions and provides 24x7 access to their health insurance information. Members can use the Web site to view their enrollment profile, change their address or their Primary Care Physician, search for a provider, view Explanation of Benefits forms (including copies of any checks disbursed), check claim status and payments, and request replacement ID cards.

Provider Online Services enables doctors to seamlessly conduct business with the Company over the Internet. Doctors can confirm patient eligibility, obtain pre-certifications and review benefits. The provider site also utilizes a proprietary application, which enables claims to be processed real-time in the physician's office at the time services are rendered. Over 24,100 provider sites in our network had registered and conducted 1,158,382 transactions via the Internet by the end of 2002.


2002 e-Healthcare Leadership
e-Healthcare Leadership
AWARD

Registered brokers can use the Broker Online Services to create, review, prepare, compare and e-mail quotes, create and review proposals, and enroll a group on-line. The unique functionality offers quick, paper-free transactions, reducing the time it took to enroll a small group from an average of 25 days to only two or three days. In 2002, over 6,400 brokers registered and generated over 7,800 quotes during the course of the year.

Employer groups can also manage their health plans online through Employer Online Services, which offers more than 70 functions for fast, paper-free administrative transactions. Over 2,000 employer groups registered to use the site during the year. Employers can view group profiles and coverage details, create group rosters, and download and print medical and dental claim forms, drug formulary and notice of election forms. It also offers employee administration tools such as employee demographic data, including dependent information, Coordination of Benefits, current and past plan summary and the ability to request ID cards as well as print temporary ID cards.

[2]Currently, certain disease management programs and online services are available only to Empire Blue Cross and/or Blue Shield members.

POISED FOR GROWTH

Enrollment in commercial managed care products (excluding the New York State and New York City PPO membership) increased by 15.2% to 2.0 million as of December 31, 2002. Membership in all commercial managed care products, including New York State and New York City PPO membership, increased by 9.3% to 3.8 million as of December 31, 2002 over the prior year and reflects an adjustment for a change in membership reporting for the New York State PPO product.

Self-funded membership grew 23.7% to 1.5 million in 2002 and now accounts for 33.6% of overall membership. Membership in the other insurance products and services segment, which includes indemnity and individual products, declined by 24.8%, consistent with the market shift to managed care. Total membership was 4.6 million as of December 31, 2002.


"The Company has a
regional focus and national
opportunities that include
further penetration
of existing markets,
growing national accounts,
and the introduction of
new products."

WellChoice's leading position in the New York marketplace, combined with its exclusive Blue Cross Blue Shield license and its operating strengths, positions the Company for significant growth opportunities. The Company has a regional focus and national opportunities that include further penetration of existing markets, growing national accounts, and the introduction of new products.

Although it started in New York City and surrounding areas, WellChoice now serves three different markets: almost 3.2 million members* in metropolitan New York, Long Island and New Jersey market; 450,000 members* in upstate New York, which is included in our 28 county service area of eastern New York State; and over 1 million members in National Accounts throughout the country.

As market demands change, a broad choice of products is vital to protecting and growing market share. WellChoice has the necessary comprehensive choice of product offerings: this is its advantage. The Company also has significant flexibility to offer new products built on the depth of its experience in its markets combined with a solid capital base and technological leadership.

**Membership based principally on employer group locations.*

CUSTOMER BASE
(as of 12/31/02)


22%
6%
9%
63%

4,608,000 CUSTOMERS TOTAL

- Large Group **2,903,000**
- Small Group and Middle Market **394,000**
- Individuals **290,000**
- National Accounts **1,021,000**

The Company offers its customers a variety of funding arrangements, including insured and self-funded, or administrative services only (ASO). Its customer base includes large multi-state groups, large groups of more than 500 employees, middle market groups ranging from 51 to 500 employees, small groups with 2 to 50 employees, and individuals.

Middle market and small groups represent 42% of the New York market. Our potential for growth with these groups is high because of our large network, low cost structure, high customer service and ability to introduce new products. Our growth strategy includes the launch of a point of service (POS) product specifically for this market. POS plans have all the features of an HMO as well as the ability to use out-of-network providers subject to deductibles and/or co-insurance.

The PPO clearly meets a market need and has experienced a compound annual membership growth rate of 26% in the market since 1997. In the HMO market, compound annual growth rate has been 13%. Since the introduction of the EPO product in 1999, it has grown 135%.

The Company has also seen a steady growth in national accounts business. Contributing to this growth is the Blue brand name, excellent service levels, the largest national networks, unique quality and disease management programs and the introduction of our e-business portals. Its business wins in national accounts, with large employers such as General Dynamics, JP Morgan Chase and Insignia Financial Group, contributed to enrollment of 1 million members by the end of 2002.


15.2%
GROWTH
grew 15.2% to 2.0 million.

PROVEN TRACK RECORD OF FINANCIAL PERFORMANCE

WellChoice delivered strong financial performance in 2002, in its debut as a publicly traded for-profit company, which reflects its ability to capitalize on the exceptional growth potential in its New York service areas as well as the national markets it serves. The Company's success in 2002 leveraged numerous business improvements made in recent years and enabled it to complete its transformation to a public company focused on profitable growth.

The Company's performance also reflects its consistent track record of growing profitable membership; its dedication to underwriting and pricing discipline to provide stable revenue growth; its predictable and improving medical loss ratios; 17 consecutive quarters of underwriting gains; its significant financial flexibility as a well capitalized company and over $1 billion of surplus.

WellChoice reported net income for 2002 of $376.5 million, or $4.51 per share on a pro forma basis[3], an increase of $245.5 million over the prior year net income of $131.0 million. Income from continuing operations before income taxes for 2002 was $309.7 million, an increase of $162.1 million over the prior year income from continuing operations before income taxes of $147.6 million.


A-
"A-" during 2002.

[3] *Earnings per share are presented on a pro forma basis as if the 83.5 million shares outstanding at the end of the year had been outstanding for the full year because, prior to the November 2002 conversion of Empire Blue Cross Blue Shield to for-profit status and the WellChoice initial public offering, there were no shares outstanding.*


17
17 consecutive quarters
consecutive
QUARTERS

Standard and Poor's (S&P) raised the financial strength and counterparty credit rating of WellChoice's principal operating subsidiary, Empire Blue Cross Blue Shield, to an "A-" during 2002. The rating reflects our significantly improved capitalization, a strong turnaround in earnings performance, stabilized enrollment trends, and conservative investment practices in an extremely competitive operating environment. The upgrade by S&P is the ninth upgrade awarded to the Company since 1996.

WellChoice is confident that its momentum will continue, driven by its strong brand identity, outstanding network of providers, commitment to operational excellence, and ability to successfully execute on a strategic plan focused on building its market leadership.


INCOME FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES
(in millions as of year end)
$41.0
$129.3
$120.5
$147.6
$309.7
1998
1999
2000
2001
2002

MISSION STATEMENT

We are responsible to our stockholders. [illegible]

We are responsible to our customers. [illegible]

We are responsible to our employees. [illegible]

We are responsible to the physicians, hospitals, and other health care providers for whose services we pay. [illegible]

We are responsible to the communities we serve. [illegible]

COMPANY VALUES

WellChoice will continue to [illegible]



RESPECT EACH OTHER.
We must work well together as a team.



CREATE A SENSE OF URGENCY AROUND YOU.
[illegible]


Win

WELLCHOICE COMES FIRST; MY UNIT COMES SECOND.
[illegible]

FINANCIAL TABLE OF CONTENTS

SELECTED FINANCIAL DATA

WELLCHOICE, INC. AND SUBSIDIARIES

The following table sets forth selected financial data and other operating information of WellChoice, Inc. and its subsidiaries. The selected financial data in the table are derived from the consolidated financial statements of WellChoice, Inc. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein.

Year ended December 31	2002	2001	2000	1999	1998
		(dollars in millions, except per share data)			
Revenue:					
Premiums earned	$4,628.0	$4,246.2	$3,876.9	$3,362.3	$3,064.4
Administrative service fees	396.2	322.0	264.9	238.9	171.2
Investment income, net	64.8	69.3	65.5	58.7	55.6
Net realized investment gains (losses)	2.6	(12.4)	22.1	0.2	3.8
Other income, net	14.0	6.1	4.3	4.8	3.0
Total revenue	5,105.6	4,631.2	4,233.7	3,664.9	3,298.0
Expenses:					
Cost of benefits provided	3,947.4	3,738.8	3,426.4	2,944.6	2,721.5
Administrative expenses	833.1	742.8	686.2	587.3	533.2
Conversion and IPO expenses	15.4	2.0	0.6	3.7	2.3
Total expenses	4,795.9	4,483.6	4,113.2	3,535.6	3,257.0
Income from continuing operations before income taxes	309.7	147.6	120.5	129.3	41.0
Income tax benefit (expense)[1]	67.9	(0.1)	74.5	(9.1)	1.0
Income from continuing operations	377.6	147.5	195.0	120.2	42.0
Loss from discontinued operations, net of tax	(1.1)	(16.5)	(4.6)	—	—
Net income	$ 376.5	$ 131.0	$ 190.4	$ 120.2	$ 42.0
Per Share Data:					
Pro forma basic and diluted earnings per share[2]	$ 4.51	$ 1.57	$ 2.28	$ 1.44	$ 0.50
Additional Data:					
Medical loss ratio[3]	85.3%	88.1%	88.4%	87.6%	88.8%
Medical loss ratio, excluding New York City and New York State PPO[4]	81.8%	86.0%	85.9%	85.1%	86.6%
Administrative expense ratio[5]	16.9%	16.3%	16.6%	16.4%	16.6%
Administrative expense ratio—premium equivalent basis[6]	11.5%	11.7%	12.6%	12.7%	N/A
Members (000's at end of period)[7]	4,608	4,383	4,135	4,161	4,119

(continued)

(dollars in millions except share and per share)					
Year ended December 31	2002	2001	2000	1999	1998
Balance Sheet Data:					
Cash and investments	$1,783.0	$1,604.3	$1,400.6	$1,330.2	$1,184.0
Premium related receivables	358.8	403.5	447.5	404.7	399.3
Total assets	2,777.5	2,449.6	2,252.5	1,987.4	1,837.3
Unpaid claims and claims adjustment expense	559.9	634.1	672.4	591.0	597.2
Obligations under capital lease	47.7	50.1	52.0	53.5	54.5
Total liabilities	1,541.2	1,620.3	1,577.8	1,484.7	1,457.8
Stockholders' equity[8]	1,236.3	829.3	674.7	502.7	379.5

(1) The valuation allowance at December 31, 2001 was approximately $195.7 million. At December 31, 2002, we have eliminated the valuation allowance on our deferred tax assets, based on approval of the conversion and continued, current and projected positive taxable income. As a result of the conversion, WellChoice is a for-profit entity and is subject to state and local taxes as well as federal income taxes at the statutory rate of 35% for the year ended December 31, 2002. As of December 31, 2000, we reduced our valuation allowance on our deferred tax assets by $71.9 million based on continued, current and projected positive taxable income.

(2) Pro forma basic and diluted earnings per share is calculated using income from continuing operations and net income for each period presented. Shares used to compute pro forma earnings per share are shares outstanding at December 31, 2002 of 83,490,477. Net loss and basic and diluted net loss per common share based on the weighted average shares outstanding for the period from November 7, 2002 (date of initial public offering) to December 31, 2002 were $38.5 million and $0.46, respectively.

(3) Medical loss ratio represents cost of benefits provided as a percentage of premiums earned.

(4) We present medical loss ratio, excluding New York City and New York State PPO, because these accounts differ from our standard PPO product in that they are hospital-only accounts which have lower premiums relative to administrative expense and are retrospectively rated with a guaranteed administrative service fee. In addition, the size of these accounts distorts our performance when the total medical loss ratios are presented.

(5) Administrative expense ratio represents administrative and conversion and IPO expenses as a percentage of premiums earned and administrative service fees.

(6) Premium equivalents are obtained by adding to our administrative service fees the amount of paid claims attributable to these service fees, which include our non-Medicare, self-funded (or ASO) health business pursuant to which we provide a range of customer services, including claims administration and billing and membership services. Administrative expense ratio—premium equivalent basis is determined by dividing administrative and conversion and IPO expenses by premium equivalents plus premiums earned for the relevant periods.

(7) Enrollment as of December 31, 2002 includes 175,000 New York State PPO account members who reside in New York State but outside of our service areas. Prior to this time, these members were enrolled in the New York Blue Cross Blue Shield plan licensed in the area where the members resided and, accordingly, the membership was reported by these plans and not by us. Starting in 2002, in accordance with a change to the contract with New York State under which we administer the entire plan, we began including those members enrolled outside of our service area, and all members were therefore enrolled in, and reported by, HealthChoice. New York State PPO account members who reside in New York State but outside of our service areas are excluded from enrollment totals for all other periods presented.

(8) Prior to the conversion, this line item was captioned "Total reserves for policyholders' protection."

MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY

WELLCHOICE, INC. AND SUBSIDIARIES

Since November 8, 2002, the first day of trading following the effectiveness of our initial public offering, the Company's common stock has been traded on the New York Stock Exchange under the symbol "WC." There is no established market for the one share of Class B Common Stock outstanding.

The following table sets forth the high and low sales prices for the Company's Common Stock, as reported by the New York Stock Exchange, since November 8, 2002 for each calendar quarter indicated:

	High	Low
2002:		
Fourth Quarter (commencing November 8, 2002)	$28.50	$22.15
2003:		
First Quarter (through March 5, 2003)	$24.00	$17.65

On February 21, 2003, the Company had 14 holders of record of its Common Stock, which did not include beneficial owners of shares registered in nominee or street name, and one holder of its Class B Common Stock.

No cash dividends have been declared on the Common Stock or Class B Common Stock. We do not expect to pay cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, to finance operations and the expansion of our business.

Our ability to pay dividends is dependent on cash dividends from our subsidiaries. Our subsidiaries are subject to regulatory surplus requirements and additional regulatory requirements, which may restrict their ability to declare and pay dividends or distributions to us. These restrictions are discussed more fully in the section of this Annual Report captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

WELLCHOICE, INC. AND SUBSIDIARIES

The following discussion and analysis presents a review of WellChoice, Inc. and its subsidiaries (collectively, the "Company") for the three-year period ended December 31, 2002. This review should be read in conjunction with the consolidated financial statements and other data presented herein.

The statements contained in the Annual Report on Form 10-K, including those set forth in "Item 1—Business—Company Overview," "—Our Strategy," "—Customers," "—Information Systems and Telecommunications Infrastructure," "—Collaborations," "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" and contained in this report include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, or the PSLRA. When used in this report, in the Annual Report on Form 10-K and in future filings by the Company with the Commission, in our press releases, presentations to securities analysts or investors and in oral statements made by or with the approval of one of our executive officers, the words or phrases "believes," "anticipates," "intends," "will likely result," "estimates," "projects" or similar expressions are intended to identify such forward-looking statements. Any of these forward-looking statements involve risks and uncertainties that may cause our actual results to differ materially from the results discussed in the forward-looking statements.

The discussion of risks described in "Item 1—Business" and "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" of the Annual Report on Form 10-K and the following discussion contain certain cautionary statements regarding our business that investors and others should consider. These discussions are intended to take advantage of the "safe harbor" provisions of the PSLRA. Except to the extent otherwise required by federal securities laws, in making these cautionary statements, we are not undertaking to address or update each factor in future filings or communications regarding our business or operating results, and are not undertaking to address how any of these factors may have caused results to differ from discussions or information contained in previous filings or communications. In addition, any of the matters discussed below may have affected our past, as well as current, forward-looking statements about future results. Any or all forward-looking statements in this report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors discussed below will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially from those expressed in our communications.

Overview

We are the largest health insurance company in the State of New York based on total preferred provider organization, or PPO, and health maintenance organization, or HMO, membership, which includes members under our insured and administrative services only, or ASO, plans. We offer managed care and traditional indemnity products to over 4.6 million members. We have licenses with the Blue Cross Blue Shield Association which entitle us to the exclusive use of the Blue Cross and Blue Shield names and marks in ten counties in the New York City metropolitan area and in six counties in upstate New York, the nonexclusive right to use the Blue Cross and Blue Shield names and marks in one upstate New York county, the exclusive right to only the Blue Cross name and mark in seven upstate New York counties and the nonexclusive right to only the Blue Cross name in four upstate New York counties. We market our products and services using these names and marks in our New York service areas. We also market our managed care products in 16 counties in New Jersey under the WellChoice brand.

We offer our products and services to a broad range of customers, including large groups of more than 500 employees; middle market groups, ranging from 51 to 500 employees; small groups, ranging from two to 50 employees and individuals. Over one million of our members are covered through our national accounts, which include Fortune 500 companies.

Our revenue primarily consists of premiums earned and administrative service fees derived from the sale of managed care and traditional indemnity health benefits products to employer groups and individuals. Premiums are derived from insured contracts and administrative service fees are derived from self-funded contracts, under which we provide a range of customer services, including claims administration and billing and membership services. Revenue also includes administrative service fees earned under the BlueCard program for providing members covered by other Blue Cross and Blue Shield plans with access to our network providers, reimbursements under our government contracts with the Centers for Medicare and Medicaid Services, or CMS, to act as a fiscal intermediary for Medicare Part A program beneficiaries and a carrier for Medicare Part B program beneficiaries and investment income.

Our cost of benefits provided expense consists primarily of claims paid and claims in process and pending to physicians, hospitals and other healthcare providers and includes an estimate of amounts incurred but not yet reported. Administrative expenses consist primarily of compensation expenses, commission payments to brokers and other overhead business expenses.

We report our operating results as two business segments: commercial managed care and other insurance products and services. Our commercial managed care segment accounted for 82.6% of our membership as of December 31, 2002. Our commercial managed care segment includes group PPO, HMO (including Medicare+Choice), EPO, and other products (principally dental-only coverage), as well as our PPO business under our accounts with New York City and New York State. Our other insurance products and services segment consists of our indemnity and individual products. Our indemnity products include traditional indemnity products and government contracts with CMS to act as a fiscal intermediary and carrier. Our individual products include Medicare supplemental, state sponsored plans, government mandated individual plans and individual hospital-only. We allocate administrative expenses, investment income and other income, but not assets, to our segments. Except when otherwise specifically stated or where the context requires, all references in this document to our membership include both our insured and ASO membership. Our New York City and New York State account members are covered under insured plans.

Our future results of operations will depend in part on our ability to predict and control health care costs through underwriting criteria, utilization management, product design and negotiation of favorable provider and hospital contracts. Our ability to contain such costs may be adversely affected by changes in utilization rates, demographic characteristics, the regulatory environment, health care practices, inflation, new technologies, clusters of high-cost cases, continued consolidation of physician, hospital and other provider groups, acts of terrorism and bioterrorism or other catastrophes, including war, and numerous other factors. The inability to mitigate any or all of the above-listed or other factors may adversely affect our future profitability.

Critical Accounting Policies and Estimates

The following is an explanation of our accounting policies considered most significant by management. These accounting policies require us to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information is known. Actual results could differ materially from those estimates.

Revenue Recognition

Our membership contracts generally have one year terms and are subject to cancellation upon 60 days written notice. Premiums are generally due monthly and are recognized as revenue during the period in which we are obligated to provide services to our members. We record premiums received prior to such periods as unearned premiums. We record premiums earned net of an allowance for doubtful accounts. Premiums recorded for groups with certain funding arrangements are based upon the actual and estimated claims experience of these groups. Future adjustments to the claims experience of these groups will result in changes in premium revenue. Our estimated claims experience is based on a number of factors, including prior claims experience. These estimates are continually reviewed and adjusted based on actual claims experience. Any changes in these estimates are included in current period results. Funds received from these groups in excess of premiums recorded are reflected as liabilities on our balance sheet.

We recognize administrative service fees during the period the related services are performed. Administrative service fees consist of revenues from the performance of administrative services for self-funded contracts, reimbursements from our contracts with CMS under which we serve as an intermediary for the Medicare Part A program and a carrier for the Medicare Part B program, and fees earned under the BlueCard program. The revenue earned under our contracts with CMS is recorded net of an allowance for an estimate of disallowed expenses.

Cost of Benefits Provided

Cost of benefits provided includes claims paid, claims in process and pending, and an estimate for unreported claims for charges for healthcare services for enrolled members during the period. We are required to estimate the total amount of claims that have not been reported or that have been received, but not yet adjudicated, during any accounting period. These estimates, referred to as unpaid claims on our balance sheet, are recorded as liabilities.

We estimate claim reserves in accordance with Actuarial Standards of Practice promulgated by the Actuarial Standards Board, the committee of the American Academy of Actuaries that establishes the professional guidelines and standards for actuaries to follow. A degree of judgment is involved in estimating reserves. We make assumptions regarding the propriety of using existing claims data as the basis for projecting future payments. Factors we consider include medical cost trends, the mix of products and benefits sold, internal processing changes and the amount of time it took to pay all of the benefits for claims from prior periods. To the extent the actual amount of these claims is greater than the estimated amount based on our underlying assumptions, such differences would be recorded as additional cost of benefits provided in subsequent accounting periods and our future earnings would be adversely affected. To the extent the claims experience is less than estimated based on our underlying assumptions, such differences would be recorded as a reduction in cost of benefits provided in subsequent accounting periods.

Taxes

We account for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between the financial reporting and tax basis of assets and liabilities. We record a valuation allowance to reduce our deferred tax asset to the amount we believe is more likely than not to be realized. This determination, which requires considerable judgment, is based on a number of assumptions including an estimate of future taxable income. If future taxable income or other factors are not consistent with our expectations, an adjustment to our deferred tax asset may be required in the future. Any such adjustment would be charged or credited to income in the period such determination was made.

The Conversion

The conversion has been accounted for as a reorganization using the historical carrying values of assets and liabilities of Empire HealthChoice, or HealthCoice, our parent company prior to its conversion and our initial public offering. Immediately following the conversion, HealthChoice's unassigned reserves were reclassified to par value of common stock and additional paid-capital. Concurrently, HealthChoice became a wholly owned subsidiary of WellChoice. The costs of the conversion were recognized as an expense when incurred. We started incurring conversion-related expenses in 1998 when HealthChoice first began paying fees and expenses of advisors to the New York State Superintendent of Insurance, or Superintendent, in connection with the New York State Department of Insurance's consideration of our original draft plan of conversion. From inception of the conversion process through the completion of our initial public offering in December 2002, we incurred conversion and offering expenses of $23.9 million.

We have benefited from certain favorable tax attributes over the years. HealthChoice has reported its income for tax purposes using certain beneficial rules afforded Blue Cross and Blue Shield plans under Section 833 of the Internal Revenue Code, or the Code. Among other provisions of the Code, these plans were granted a special deduction, the 833(b) deduction, for regular tax calculation purposes. As a result of this deduction, HealthChoice has incurred no regular tax liability but, in profitable years, has paid taxes at the alternative minimum tax rate of 20%. The 833(b) deduction is calculated as the excess of 25% of the incurred claim and claim adjustment expenses for the tax year over adjusted surplus, as defined, but limited to taxable income. The amount of 833(b) deductions utilized in each tax year is accumulated in an adjusted surplus balance. Once the cumulative adjusted surplus balance exceeds the 833(b) deduction for the current taxable year, the deduction is eliminated. During the fourth quarter of 2002, we reevaluated our tax position for financial statement purposes related to HealthChoice's ability to utilize the Section 833(b) deduction and determined that when HealthChoice converted to a for-profit entity, its ability to utilize the Section 833(b) deduction was uncertain. No authority directly addresses whether a conversion transaction will render the 833(b) deduction unavailable. We are aware, however, that the IRS has taken the position related to other Blue Cross Blue Shield plans that a conversion could result in the inability of a Blue Cross Blue Shield plan to utilize the 833(b) deduction. In light of the absence of governing authority, while we intend to continue to take the deduction on its tax returns after the conversion, we will assume, for financial statement reporting purposes, that the deduction will be disallowed. Accordingly, our income tax provision for 2002 assumes the utilization of approximately $145.0 million regular operating loss carryforwards for financial reporting purposes in excess of those utilized for tax purposes. Because the conversion occurred in the fourth quarter and the tax provisions for the first three quarters had assumed the availability of the section 833(b) deduction, we recorded additional tax expense of $50.7 million in the fourth quarter representing the utilization of regular operating loss carryforwards rather than the 833(b) deduction.

We have substantial tax loss and credit carryovers. At December 31, 2002, our regular tax loss carryforwards were approximately $310.0 million and our alternative minimum tax credit carryforward was approximately $134.0 million. We recently received a ruling from the Internal Revenue Service that our conversion was not viewed as a change in control and therefore did not result in limitations in the use of our net regular tax operating loss carryforwards and alternative minimum tax credits. However, subsequent sales of shares of our common stock, including sales by the Fund and/or Foundation, could result in such a limitation, which would have an impact on our cash flow.

Additional State and Local Taxes

As a result of the conversion, we became a for-profit entity and are subject to New York state and local taxes that we were not previously required to pay. These include premium taxes on most non-HMO insured business and sales and use taxes (which are recorded as administrative expenses), as well as state and local income taxes.

Discontinued Operations

In February 2002, we discontinued the operations of NexxtHealth, Inc., a development stage subsidiary formed in March 2000 to develop Internet portal software to market to other health benefit companies. We discontinued these operations as part of our overall strategy to outsource certain technology functions.

Capitated Provider Arrangements

Our cost of benefits provided under capitated arrangements is not significant. Payments under capitated arrangements totaled $88.7 million for the year ended December 31, 2002, representing 2.3% of total cost of benefits provided for each period.

We currently maintain a single global capitation arrangement to provide hospital and medical benefits for approximately 1,000 members enrolled in our Medicare+Choice product. Payments made under this arrangement totaled $7.5 million for the year ended December 31, 2002, respectively. The premiums earned in excess of costs of benefits provided under this arrangement was approximately $1.3 million for the year ended December 31, 2002.

We also have capitated arrangements with service providers for certain disease management programs and utilization management services. At December 31, 2002, we had approximately 55,000 members under a capitated utilization management program for eye care services and 851,000 members under capitated disease management programs.

Other capitated arrangements are in place to manage and assume risk for certain benefits covered under specific products. The following sets forth the membership and respective benefits under these capitated arrangements at December 31, 2002:

Benefit	Membership
	(in thousands)
Mental health	1,550
Laboratory services	385
Vision	345
Hearing	133
Dental	100

Approximately 34.0% of our membership is provided one or more benefits under a capitated program.

Selected Membership Data and Results of Operations

The following table sets forth selected membership data as of the dates set forth below:

December 31	2002	2001	2000
	(members in thousands)		
Products and services:			
Commercial managed care:			
Group PPO, HMO, EPO and other[1][2]	2,019	1,752	1,432
New York City and New York State PPO[3]	1,786	1,563	1,512
Total commercial managed care	3,805	3,315	2,944
Other insurance products and services:			
Indemnity	567	804	906
Individual	236	264	285
Total other insurance products and services	803	1,068	1,191
Overall total	4,608	4,383	4,135
Customers:			
Large group[3]	2,903	2,695	2,686
Small group and middle market	394	366	272
Individuals	290	323	326
National accounts	1,021	999	851
Overall total	4,608	4,383	4,135
Funding type:			
Commercial managed care:			
Insured[3]	2,597	2,441	2,312
Self-funded	1,208	874	632
Total commercial managed care	3,805	3,315	2,944
Other insurance products and services:			
Insured	463	691	838
Self-funded	340	377	353
Total other insurance products and services	803	1,068	1,191
Overall total	4,608	4,383	4,135

(1) Our HMO product includes Medicare+Choice. As of December 31, 2002, 2001 and 2000, we had approximately 55,000, 59,000 and 41,000 members, respectively, enrolled in Medicare+Choice.

(2) "Other" principally consists of our members enrolled in dental only coverage.

(3) Enrollment as of December 31, 2002 includes 175,000 New York State PPO account members who reside in New York State but outside of our service areas. Prior to January 1, 2002, these members were enrolled in the New York Blue Cross Blue Shield plan licensed in the area where the members resided and, accordingly, the membership was reported by these plans and not by us. Beginning January 1, 2002, in accordance with a change to the contract with New York State under which we administer the entire plan, we began including those members enrolled outside of our service area, and all members were therefore enrolled in, and reported by, WellChoice. New York State PPO account members who reside in New York State but outside of our service areas are excluded from enrollment totals for all other periods presented.

The following table sets forth results of operations for each of our segments for the periods set forth below:

Year ended December 31	2002	2001	2000
		(dollars in millions)	
Commercial Managed Care:			
Total revenue	$4,000.6	$3,448.3	$2,948.8
Income from continuing operations before income tax expense	$ 253.4	$ 121.1	$ 95.0
Medical loss ratio:			
Commercial managed care total	86.0%	88.6%	89.1%
Commercial managed care, excluding New York City and New York State PPO(1)	81.6%	85.8%	85.5%
Administrative expense ratio	13.9%	13.0%	12.6%
Administrative expense ratio—premium equivalent basis	9.7%	10.0%	10.4%
Other Insurance Products and Services:			
Total revenue	$1,105.0	$1,182.9	$1,284.9
Income from continuing operations before income tax expense	$ 56.3	$ 26.5	$ 25.5
Medical loss ratio	82.4%	86.2%	86.4%
Administrative expense ratio	27.8%	25.0%	24.6%
Administrative expense ratio—premium equivalent basis	17.4%	15.9%	16.4%

(1) We present commercial managed care medical loss ratio, excluding New York City and New York State PPO, because these accounts differ from our standard PPO product in that they are hospital-only accounts which have lower premiums relative to administrative expense and are retrospectively rated with a guaranteed administrative service fee. In addition, the size of these accounts distorts our performance when the total medical loss ratios are presented.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

As of December 31, 2002, total enrollment was 4.6 million members and commercial managed care enrollment was 3.8 million members (82.6% of total enrollment). If we add to the December 31, 2001 enrollment the 167,000 New York State PPO account members who reside in New York State but outside of our service areas, total enrollment and commercial managed care enrollment increased 1.3% and 9.3%, respectively, from December 31, 2001 to December 31, 2002. Enrollment in our group PPO, HMO, EPO and other products increased 15.2%, or 267,000 members. This growth was attributable to the migration of members enrolled in our indemnity products to our commercial managed care products, new large group and national accounts business in our PPO and EPO products and increased enrollment by small group and middle market customers in our Direct Connection HMO (our HMO product which allows members to seek care from in-network specialists without a referral) and EPO products. The enrollment growth in self-funded products of 23.7% was the result of both new membership and the migration from insured business, most noticeably in the large group PPO and national EPO membership. Enrollment in other insurance products and services declined 24.8% to approximately 0.8 million members due, in part, to the continued migration of members to commercial managed care products.

As of December 31, 2002, our New York State account covered approximately 985,000 members, or 21.4% of our total membership and 25.9% of our commercial managed care membership, and our New York City account covered approximately 801,000 members, or 17.4% of our total membership and 21.1% of our commercial managed care membership. The pricing of our products provided to New York State and New York City historically have been renegotiated annually. Effective January 1, 2003, we agreed to new pricing with New York State covering a three-year period through December 31, 2005, though both parties retain the right to terminate the contract on six months' notice. The New York City account is currently under renegotiation based upon a competitive bid process that is open to us and to third parties and involves renegotiation with respect to rates. The contract awarded to the winner of this competitive bid process is expected to commence July 1, 2003. We had rates in place through December 31, 2002 with respect to our PPO products with the New York City account. We are currently negotiating the pricing of our PPO products with New York City for the first six months of 2003. The loss of one or both of the New York City and New York State accounts would result in reduced membership and revenue and require us to reduce, reallocate or absorb administrative expenses associated with these accounts.

Total revenue increased 10.2%, or $474.4 million, to $5,105.6 million for the year ended December 31, 2002, from $4,631.2 million for the year ended December 31, 2001 primarily due to an increase in premium and administrative service fee revenue.

Premium revenue increased $381.8 million, or 9.0%, to $4,628.0 million for the year ended December 31, 2002, from $4,246.2 million for the year ended December 31, 2001. The increase in premium revenue was primarily due to growth in our commercial managed care segment. Commercial managed care premium revenue was $3,723.0 million for the year ended December 31, 2002, a 14.6% increase compared to the year ended December 31, 2001. The increase in commercial managed care premium revenue was attributable to enrollment growth and premium rate increases, particularly in our HMO and PPO products. Premium revenue growth was partially offset by the anticipated decline in our other insurance products and services enrollment, the cancellation of unprofitable EPO contracts and the migration of insured EPO national and large group indemnity contracts to self-funded contracts. On a per member per month, or PMPM basis, premium for the year ended December 31, 2002 increased 7.2%, to $124.65, from $116.29 for the year ended December 31, 2001. Commercial managed care PMPM premium increased to $120.90 for the year ended December 31, 2002, from $115.22 for the year ended December 30, 2001. Excluding the New York City and New York State PPO, commercial managed care PMPM premium increased to $250.72 for the year ended December 31. 2002, compared to $226.59 for the year ended December 31, 2001.

Administrative service fee revenue increased 23.0%, or $74.2 million, to $396.2 million for the year ended December 31, 2002, from $322.0 million for the year ended December 31, 2001. The increase was primarily due to growth in self-funded group PPO, HMO, EPO and other membership, expanded volume of services provided under our CMS contract for Medicare Part A and Part B programs and increased BlueCard fees. Approximately $52.7 million of the increase was driven by the migration of approximately 45,000 members from insured EPO national account contracts and approximately 137,000 insured large group indemnity contracts to self-funded contracts and approximately 69,000 members from new national and large group customers. Administrative service fee revenue from our CMS contracts increased 10.6%, or $12.2 million, to $127.3 million for the year ended December 31, 2002, from $115.1 million for the year ended December 31, 2001. Total BlueCard fees increased 26.3%, or $9.3 million, to $44.6 million for the year ended December 31, 2002, from $35.3 million for the year ended December 31, 2001 due to an increase in transaction volume.

Investment income, net of investment expenses, decreased 6.5%, or $4.5 million, to $64.8 million for the year ended December 31, 2002, from $69.3 million for the year ended December 31, 2001 due to lower interest rates. Net realized gains of $2.6 million for the year ended December 31, 2002 was primarily the result of net gains on government and corporate bond sales and the sale of a portion of our WebMD Corp. common stock. The net realized loss of $12.4 million for the year ended December 31, 2001 was primarily due to a $10.5 million impairment loss recorded on our holdings of WebMD Corp. common stock.

Other income, net of $14.0 million for the year ended December 31, 2002 consisted primarily of a gain of $8.0 million resulting from insurance settlements in excess of estimated recoveries recorded as of December 31, 2001 for property and equipment lost at our World Trade Center headquarters, $5.4 million related to the recovery of amounts previously recorded against net income, interest received on outstanding hospital advances of $1.9 million and late payment fee income of $0.7 million. Other income, net of $6.1 million for the year ended December 30, 2001 primarily consisted of a gain of $6.8 million resulting from insurance recovery estimates in excess of book values for property and equipment lost at our World Trade Center headquarters, $1.6 million from the demutualization of MetLife, Inc., the life insurance carrier for our employees, late payment fee income of $0.6 million and interest income earned on advances to hospitals of $1.2 million, offset in part by a charge of $3.7 million due to the restructuring of an outstanding provider note receivable and other miscellaneous expenses of $0.4 million.

Total cost of benefits provided increased 5.6%, or $208.6 million, to $3,947.4 million for the year ended December 31, 2002, from $3,738.8 million for the year ended December 31, 2001, reflecting a 1.7% increase in member months and a 3.8% increase in PMPM benefit costs. The increase in benefit costs was due to increases in unit costs, offset in part by decreases in utilization. Cost of benefits provided for the year ended December 31, 2002 included a $3.3 million premium deficiency reserve charge related to our New Jersey PPO business, offset in part by net litigation reserve related activity of $13.7 million. Overall, benefit expense on a PMPM basis for the year ended December 31, 2002 increased to $106.32, from $102.39 for the year ended December 31, 2001.

The total medical loss ratio decreased to 85.3% for the year ended December 31, 2002, from 88.1% for the year ended December 31, 2001. This decrease was attributable to, in part, $40.1 million of prior period reserve development on the at-risk book of business. Excluding prior period development and the litigation reserve release, the total medical loss ratio for the year ended December 31, 2002, was 86.3%. The medical loss ratio in our commercial managed care segment decreased to 86.0% for the year ended December 31, 2002, from 88.6% for the year ended December 31, 2001. Excluding New York City and New York State PPO, the medical loss ratio in our commercial managed care segment decreased to 81.6% for the year ended December 31, 2002, from 85.8% for the year ended December 31, 2001 due to better than anticipated claim experience. The medical loss ratio for other insurance products and services decreased to 82.4% for the year ended December 31, 2002, from 86.2% for the year ended December 31, 2001.

Administrative expenses increased 12.2%, or $90.3 million, to $833.1 million for the year ended December 31, 2002, from $742.8 million for the year ended December 31, 2001. This increase was attributable to increased broker commissions of $18.8 million due to premium revenue growth in small group and middle market customers, increased employee benefit expense of $15.6 million, increased professional services related to our technology outsourcing strategy of $23.1 million, increased premium taxes of $6.2 million, employee-related transition costs of $9.5 million incurred as part of our outsourcing agreement with IBM in June 2002, restructuring charges of $13.7 million related to our plan to streamline operations and other miscellaneous expenses. This increase was offset in part by a gain of $19.3 million resulting from the settlement of our business property protection and blanket earnings and extra expense insurance claim related to the loss of our headquarters located at the World Trade Center. Conversion and IPO expenses increased $13.4 million to $15.4 million for the year ended December 31, 2002, from $2.0 million for the year ended December 31, 2001 due to the increased conversion and IPO related activities as we reached the effective date of the conversion and completed our initial public offering.

In 2003, we plan to transition from several leased properties, which temporarily replaced our World Trade Center office, to a long-term leased facility. During the transition period (June through December 2003), we will incur rent expense for both our temporary leased facilities and our long-term leased facility. As a result, we will incur approximately $9.8 million in incremental rent costs in 2003. In addition, in 2003 we estimate that we will incur $8.6 million in depreciation and start-up costs related to our long-term leased facility. We will continue to incur additional facility costs beyond 2003 due to the increased costs associated with our long-term leased facility when compared to the cost of our World Trade Center facility.

Income from continuing operations before income taxes increased 109.8%, or $162.1 million, to $309.7 million for the year ended December 31, 2002, from $147.6 million for the year ended December 31, 2001. This improvement was primarily driven by increased commercial managed care membership and improved underwriting performance. The tax benefit of $67.9 million increased income from continuing operations to $377.6 million for the year ended December 31, 2002. The tax expense of $0.1 million reduced income from continuing operations to $147.5 million for the year ended December 31, 2001. Taking into account our loss from discontinued operations, our net income for the year ended December 31, 2002 was $376.5 million and for year ended December 31, 2001 was $131.0 million.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Total enrollment grew 6.0%, or 248,000 members, to 4.4 million members as of December 31, 2001, compared to 4.1 million members as of December 31, 2000. Commercial managed care enrollment increased 12.6%, or 371,000, to 3.3 million members, representing 75.6% of total enrollment. Enrollment in our group PPO, HMO, EPO and other products increased 22.3%, or 320,000 members. This growth was attributable to new large group and national accounts business in our PPO and EPO products, increased enrollment by small group and middle market customers in our commercial managed care HMO products and individuals enrolled in our Medicare+Choice product. Membership in New York City and New York State PPO increased 3.4%, or 51,000 members, with enrollment gains reported in both the New York City and New York State plans. Other insurance products and services enrollment decreased 10.3% for the year due to a continued shift to commercial managed care programs.

Premium revenue increased $369.3 million, or 9.5%, to $4,246.2 million for the year ended December 31, 2001, from $3,876.9 million for the year ended December 31, 2000 as a result of enrollment growth in commercial managed care products, partially offset by anticipated enrollment declines in other insurance products and services. Premium revenue for New York City and New York State PPO increased as a result of enrollment growth. Group PPO, HMO, EPO and other premium revenue increased 26.8% due to enrollment growth in all products. PMPM premiums in 2001 increased 10.2%, or $10.81, to $116.29, from $105.48 in 2000. The PMPM premium increase was primarily due to an increase in premium revenue from higher premium products as a percentage of total premium revenue.

Administrative service fee revenue increased 21.6%, or $57.1 million, to $322.0 million for the year ended December 31, 2001, from $264.9 million for the year ended December 31, 2000 due to new national accounts business and BlueCard fees. Approximately $51.4 million of the increase was driven by the enrollment of approximately 148,000 new self-funded PPO members. BlueCard fees increased 19.3%, or $5.7 million, to $35.3 million for the year ended December 31, 2001, from $29.6 million for the year ended December 31, 2000.

Investment income, net of investment expenses, increased 5.8%, or $3.8 million, to $69.3 million for the year ended December 31, 2001, from $65.5 million for the year ended December 31, 2000. The increase was due to higher average invested balances offset by lower interest rates. The net realized loss of $12.4 million for the year ended December 31, 2001 is primarily due to a $10.5 million impairment loss recorded on our holdings of WebMD Corp. common stock. The net realized gain of $22.1 million for the year ended December 31, 2000 is primarily due to a series of transactions related to our investment interest in The Health Information Network, LLC, or THINC. In January 2000, CareInsite, Inc. purchased our investment interest in THINC for warrants in CareInsite common stock. We exercised our warrants and recognized a gain of $13.2 million. In February 2000, CareInsite was acquired by WebMD and we received WebMD common stock in exchange for our investment in CareInsite. As a result of this transaction, we recognized an additional gain of $7.8 million.

Other income increased 41.9%, or $1.8 million, to $6.1 million for the year ended December 31, 2001, from $4.3 million for the year ended December 31, 2000. Other income in 2001 primarily consisted of a gain of $6.8 million resulting from insurance recovery estimates in excess of book values for property and equipment lost at our World Trade Center headquarters, late payment fee income of $0.6 million and interest income earned on advances to hospitals of $1.2 million, offset in part by a charge of $3.7 million due to the restructuring of an outstanding provider note receivable. Other income in 2000 primarily consisted of real estate rental income.

Total revenue increased 9.4%, or $397.5 million, to $4,631.2 million for the year ended December 31, 2001, from $4,233.7 million for the year ended December 31, 2000 primarily due to an increase in premium revenue.

Total cost of benefits provided increased 9.1%, or $312.4 million, to $3,738.8 million for the year ended December 31, 2001, from $3,426.4 million for the year ended December 31, 2000 primarily due to increased utilization of physician, outpatient services and prescription drugs and higher unit costs, partially offset by a decrease in utilization of inpatient hospital services. Overall PMPM benefit expense for the year ended December 31, 2001 increased 9.5%, to $102.39, from $93.48 for the year ended December 31, 2000 due to higher costs for healthcare services.

The total medical loss ratio decreased to 88.1% for the year ended December 31, 2001, from 88.4% for the year ended December 31, 2000. The medical loss ratio in our commercial managed care segment decreased to 88.6% for the year ended December 31, 2001, from 89.1% for the year ended December 31, 2000. Excluding New York City and New York State PPO, the medical loss ratio in our commercial managed care segment increased to 85.8% in 2001, from 85.5% in 2000 due to healthcare cost increases in excess of premium rate increases. The higher healthcare costs were driven by increased utilization, primarily in outpatient and physician services, as well as higher inpatient and drug unit costs.

The medical loss ratio for other insurance products and services decreased to 86.2% for the year ended December 31, 2001, from 86.4% for the year ended December 31, 2000, due to an improvement in the small and large group indemnity products and Medicare supplemental plans, partially offset by higher claims cost as a percentage of premium with respect to the New York State-mandated direct pay products.

Administrative and conversion expenses increased 8.4%, or $58.0 million, to $744.8 million for the year ended December 31, 2001, from $686.8 million for the year ended December 31, 2000. This increase was attributable to increased broker commissions of $10.1 million incurred to support continued growth in our small group and middle market customers and higher general administrative expenses of $47.9 million to service increased commercial managed care enrollment.

Income from continuing operations before income taxes increased $27.1 million, or 22.5%, to $147.6 million for the year ended December 31, 2001, from $120.5 million for the year ended December 31, 2000. Income tax expense was $0.1 million for the year ended December 31, 2001 compared to income tax benefit of $74.5 million for the year ended December 31, 2000. The 2000 benefit is the result of management's conclusion that based on continued, current and projected positive taxable income and the expected timing of the reversal of other tax deductible temporary differences, our deferred tax valuation allowance could be significantly reduced by $71.9 million. Income from continuing operations decreased 24.4%, or $47.5 million, to $147.5 million for the year ended December 31, 2001, from $195.0 million for the year ended December 31, 2000. Taking into account our loss from discontinued operations, our net income for the year ended December 31, 2001 was $131.0 million and for the year ended December 31, 2000 was $190.4 million.

Liquidity and Capital Resources

WellChoice is a holding company and depends on its subsidiaries for cash and working capital to pay expenses. WellChoice receives cash from its subsidiaries from administrative and management service fees, as well as tax sharing payments and dividends. On November 7, 2002, the Superintendent approved the payment of a dividend to WellChoice from its subsidiary, Empire HealthChoice Assurance, or Empire, in the amount of $225.0 million, which was paid on November 8, 2002. This dividend has been accounted for as an equity transfer from a subsidiary to the parent of a consolidated group. On November 20, 2002, we received net proceeds of approximately $28.0 million, after deducting the underwriting discount, from the exercise of the underwriters' over-allotment option in our initial public offering. We used these proceeds from the exercise of the over-allotment option to pay offering and conversion expenses and for general corporate purposes.

Our subsidiaries' primary source of cash is from premiums and fees received and investment income. The primary uses of cash include healthcare benefit expenses, brokers' and agents' commissions and administrative expenses. We generally receive premium revenues in advance of anticipated claims for related healthcare services.

Our investment policies are designed to provide liquidity to meet anticipated payment obligations and to preserve principal. We believe the composition of our marketable investment portfolio is conservative, consisting primarily of high-rated, fixed income securities with the objective of producing a consistently growing income stream and maximizing risk-adjusted total return. The fixed income portfolio is comprised of U.S. government securities, corporate bonds, asset-backed bonds and mortgage-related securities. The average credit rating of our fixed income portfolio as of December 31, 2002 was "AA." A portion of the fixed income portfolio is designated as short-term and is intended to cover near-term cash flow needs. Our marketable equity portfolio as of December 31, 2002 consisted of an investment in a mutual fund indexed to the S&P 500, our common stock investment in WebMD and our investment in nonredeemable preferred stock of several companies. As of December 31, 2002, our marketable equity portfolio was 3.5% of the total marketable investment portfolio, compared to 2.0% as of December 31, 2001.

On October 17, 2002, we entered into a credit and guaranty agreement, effective as of November 7, 2002, with The Bank of New York, as Issuing Bank and Administrative Agent, and several other financial institutions as agents and lenders, which will provide us with a credit facility. We are able to borrow under the credit facility for general working capital purposes. The total outstanding amounts (including the amount of the letter of credit) under the credit facility cannot exceed $100.0 million. The facility has a term of 364 days, subject to extension for additional periods of 364 days with the consent of the lenders. Borrowings under the facility will bear interest, at our option, at The Bank of New York's prime commercial rate (or, if greater, 0.50% plus the federal funds rate) as in effect from time to time plus a margin of between zero and 1.0%, or LIBOR plus a margin of between 1.125% and 2.250%, with the applicable margin to be determined based on our financial strength rating. As of December 31, 2002, there were no funds drawn against this line of credit.

The credit facility contains covenants that limit our ability to issue any equity interest which is not issued on a perpetual basis or in respect of which we shall become liable to purchase, redeem, retire or otherwise acquire any such interest, including any class of redeemable preferred stock. However, the credit facility does not restrict us from paying dividends on our common stock or repurchasing or redeeming shares of our common stock. Covenants under the credit facility also impose limitations on the incurrence of secured debt, creation of liens, mergers, asset sales, transactions with affiliates and material amendments of material agreements, as defined in the credit facility without the consent of the lenders. In addition, the credit facility contains certain financial covenants. Failure to comply with any of these covenants will result in an event of default, which could result in the termination of the credit facility.

We believe that cash flow from our operations and our cash and investment balances, including the proceeds of the dividend mentioned above, will be sufficient to fund continuing operations and capital expenditures for at least the next twelve months.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Cash from operating activities decreased $31.6 million to $182.7 million as of December 31, 2002, from $214.3 million as of December 31, 2001. The decrease in cash from operating activities is principally due to a $75.8 million return of advanced premium held related to our New York State account compared to an increase of premium held of approximately $24.4 million in 2001 and an increase of $74.0 million in taxes paid. This decrease was partially offset by $46.5 million in World Trade Center insurance proceeds, net of recovery expense and positive operating results net of noncash items. Some of the noncash items impacting net income include the net deferred income tax benefit of $151.4 million, litigation reserve releases of $15.4 related to the settlement of a large case and prior year "at risk" claim reserve adjustments, offset in part by depreciation and amortization expense of $34.5 million and accrued restructuring expenses of $20.9 million.

Net cash used in investing activities of $129.5 million for the year ended December 31, 2002, was consistent with cash used in investing activities of $129.3 million for the year ended December 31, 2001.

Net cash provided by financing activities of $25.6 million includes net proceeds from the sale of common stock in the initial public offering of $28.0 million and payments made on capital lease obligations of $2.4 million for the year ended December 31, 2002. Cash used in financing activities of $1.9 million for the year ended December 31, 2001 reflects payments for capital lease obligations.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Cash from operating activities increased $98.3 million to $214.3 million for the year ended December 31, 2001, from $116.0 million for the year ended December 31, 2000. The increase in cash from operating activities is principally due to premium collection increases in excess of increases in paid claims and a decrease in disbursements related to the settlement of outstanding group and contract liabilities.

Net cash used in investing activities decreased $8.6 million to $129.3 million in 2001, from $137.9 million in 2000. Cash used in investing activities in 2001 was impacted by a strategic decision to maintain cash flow generated by operations in cash and cash equivalents to cover business needs related to the recovery of our World Trade Center operations.

Contractual Obligations

We are contractually obligated to make future minimum payments as follows:

	2003	2004	2005	2006	2007	Thereafter
			(in millions)			
Lease Commitments:						
Operating Leases	$49.9	$43.8	$39.9	$33.4	$31.1	$357.6
Capital Leases	11.1	11.4	11.7	12.0	12.2	36.0

Operating lease terms generally range from one to 27 years with certain early termination or renewal provisions. We anticipate that we will incur leasehold improvement costs and related capital expenditures of approximately $55.4 million at our Brooklyn, New York facility in 2003. These expenditures will be funded using internal cash. The schedule above includes rent commitments for our Staten Island facility. However, as part of the information technology outsourcing agreement with IBM, we entered into a sublease agreement with IBM for this property. The Company expects to receive net sublease income of approximately $1.0 million per year for the next ten years.

Contractual Commitments to IBM

In June 2002, we entered into a ten-year agreement with IBM to modernize our systems applications and operate our data center and technical help desk. Our payments to IBM for operating our data center and technical help desk will be based upon actual utilization of services billed at the rates established in the agreement. We estimate that our payments to IBM for operating our data center and technical help desk will total approximately $681.0 million over the remaining term of the agreement, which we anticipate to be less than the costs we would have otherwise incurred had we continued to operate the data center and technical help desk ourselves. Under the terms of the contract, we will work jointly with IBM to modernize our systems applications, centered around a new claims payment system being developed by deNovis, Inc., a privately held startup company, in coordination with IBM and which will be licensed to us in perpetuity. The system is expected to be ready for acceptance by us in accordance with its specifications no earlier than 2005. Subject to the successful completion and acceptance of the claims payment system, we will pay $50.0 million for a perpetual license granted by IBM, which includes custom development fees. Under the agreement with IBM, we are scheduled to pay $25.0 million of this fee in four equal installments upon the achievement of specified milestones, the last of which is our acceptance of the claims payment system. The remaining $25.0 million will be paid one year following the date we accept the claims payment system. Following the expiration of the one year warranty period which begins upon the payment of the final installment, we will pay IBM an annual fee of $10.0 million for maintenance and support services.

The agreement also provides for IBM to assist us in modernizing our other systems. In connection with these services, we have agreed to purchase up to $65.0 million in modernization services from IBM for a four year period beginning in 2002, with a target purchase rate of $7.3 million, $28.3 million, $19.0 million, $7.2 million and $3.2 million during 2002, 2003, 2004, 2005 and 2006, respectively. We may defer the purchase of services beyond the target date, provided that to the extent we delay purchases more than one year beyond the target year, we shall pay a premium to IBM of 10% per annum of the contract price. The amount that we will actually spend for these integration and modernization services could be less or greater than the annual target purchase rate, though over the term we anticipate that the amount we will actually spend for these services could be significantly greater than those contractual minimums. We will own all software developed by IBM under the agreement, other than the claims payment system. Actual expenses incurred related to these purchases were $4.2 million for the year ended December 31, 2002.

We intend to fund the modernization expenses incurred in connection with this collaboration with IBM in part through the cost savings we expect to realize as a result of the outsourcing of our applications development functions, data center and help desk to IBM. Any substantial increase in these expenses or inability to achieve our anticipated cost savings could have an adverse effect on our profitability, financial condition and results of operations. We do not expect to realize significant cost savings from this contract in the early years of the project.

Our outsourcing agreement with IBM contains standard indemnification clauses which reduce the risks associated with a variety of claims and actions, including certain failures of IBM to perform under the agreement. We have the right to terminate certain services if IBM fails to meet our quality and performance benchmarks and we may terminate our relationship with IBM in its entirety upon the occurrence of material breaches under the agreement, IBM's entrance into the health insurance business, changes of control and certain other events which are damaging to us. We can terminate the outsourcing agreement without cause after June 1, 2004, or at any time within twelve months following a change of control of WellChoice, provided that we pay IBM a termination fee. The termination fee includes a lump sum payment which decreases over the life of the agreement. For any WellChoice termination without cause, the lump sum decreases from $25.0 million beginning in June 2004 to $0.9 million in January 2012. We have the right to pay only a portion of this lump sum payment if we choose not to terminate the entire agreement but only certain discrete portions of IBM's services. Any termination following a change of control of WellChoice requires a similar lump sum payment which decreases over the life of the agreement and which is approximately 80% of the payment described in the previous sentence, although we do not have the similar right to terminate only portions of IBM's services, as allowed with a termination without cause. In addition, upon termination we must reimburse certain of IBM's costs, subject to reduction to the extent we purchase equipment, assume licenses and leases and hire employees used by IBM to provide the services. We also have the right to terminate the agreement at no cost within six months following a change of control of IBM.

Regulatory and Other Developments

Empire is subject to capital and surplus requirements under the New York insurance laws and the capital and surplus licensure requirements established by the Blue Cross Blue Shield Association. Each of these standards is based on the NAIC's RBC Model Act, which provides for four different levels of regulatory attention depending on the ratio of a company's total adjusted capital (defined as the total of its statutory capital, surplus, asset valuation reserve and dividend liability) to its risk-based capital. The capital and surplus level required to meet the minimum requirements under the New York insurance laws and Blue Cross Blue Shield Association licensure requirements applicable to Empire is 200% of Risk-Based Capital Authorized Control Level. Empire exceeds the New York minimum capital and surplus requirements and the Blue Cross Blue Shield Association capital and surplus licensure requirements.

Capital and surplus requirements for Empire HealthChoice HMO, Inc., our HMO subsidiary which is directly owned by Empire, are regulated under a different method set forth in the New York Department of Health's HMO regulations. The regulations require that Empire HealthChoice HMO currently maintain reserves of five percent of its annual premium income. Empire HealthChoice HMO, with respect to its operations in New York, meets the financial reserve standards of the New York Department of Health. The Department of Health is currently redrafting its regulations and proposes to increase the required reserves gradually over the next six years to twelve and one half percent of annual premium income. If that requirement changes it will affect all HMOs and we expect we will meet those revised standards. In November 2002, Empire HealthChoice HMO received a $50.0 million capital contribution from Empire, which was made in connection with the transfer of our New York HMO business from HealthChoice to Empire HealthChoice HMO during 2002 in order to ensure compliance with New York capital and surplus requirements. Empire HealthChoice HMO is also licensed in New Jersey and there are minimum net worth standards established under New Jersey laws and regulations. Empire HealthChoice HMO, with respect to its operations in New Jersey, meets the minimum net worth standards established under New Jersey law. Empire HealthChoice HMO is also subject to the Blue Cross Blue Shield Association capital and surplus licensure requirement which is applicable to Empire and satisfies that requirement.

Our New Jersey operations are not subject to the Blue Cross Blue Shield Association capital and surplus licensure requirement. At December 31, 2002, WellChoice Insurance of New Jersey met the minimum capital and surplus requirements of the New Jersey Department of Banking and Insurance.

Regulation of financial reserves for insurers and HMOs is a frequent topic of legislative and regulatory scrutiny and proposals for change. It is possible that the method of measuring the adequacy of our financial reserves could change and that could affect our financial condition. However, any such change is likely to affect all companies in the state.

The ability of our insurance and HMO subsidiaries to pay dividends to us is subject to regulatory requirements, including state insurance laws and health department regulations and regulatory surplus or admitted asset requirements, respectively. These laws and regulations require the approval of the applicable state insurance department or health regulators in order to pay any proposed dividend over a certain amount. For example, any proposed dividend to WellChoice from Empire, which, together with other dividends paid within the preceding twelve month period, exceeds the lesser of 10% of its surplus to policyholders or 100% of adjusted net investment income will be subject to approval by the New York Department of Insurance. The provisions of our Blue Cross and Blue Shield licenses also may limit our ability to obtain dividends or other cash payments from our subsidiaries as they require our licensed subsidiaries to retain certain levels of minimum surplus and liquidity.

Recent Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board issued SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which supersedes Emerging Issues Task Force (EITF) Issue 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)*. SFAS 146 requires that a liability for costs associated with exit or disposal activities first be recognized when the liability is irrevocably incurred rather than at the date of management's commitment to an exit or disposal plan. The provisions of the new standard are effective prospectively for exit or disposal activities initiated after December 31, 2002. We do not anticipate that the adoption of SFAS 146 will materially affect our financial statements.

Investments

We classify all of our fixed maturity and marketable equity investments as available for sale and, accordingly, they are carried at fair value. The fair value of investments in fixed maturities and marketable equity securities are based on quoted market prices. Unrealized gains and losses are reported as a separate component of other comprehensive income, net of deferred income taxes. The amortized cost of fixed maturities, including certain trust preferred securities, is adjusted for amortization of premiums and accretion of discounts to maturity, which is included in investment income. Amortization of premiums and discounts on collateralized mortgage obligations are adjusted for prepayment patterns using the retrospective method. Investment income is shown net of investment expenses. The cost of securities sold is based on the specific identification method. When the fair value of an investment is lower than its cost and such a decline is determined to be other than temporary, the cost of the investment is written down to fair value and the amount of the write down is charged to net income as a realized loss.

Short-term investments are carried at fair value, and consist principally of U.S. treasury bills, commercial paper and money market investments. We consider securities with maturities greater than three months and less than one year at the date of purchase as short-term investments. The fair value of short-term investments is based on quoted market prices.

Other long-term equity investments include joint ventures and warrants. Joint ventures are accounted for under the equity method. Our warrants are considered derivatives and are carried at fair value. Our warrants are not classified as hedging instruments. Fair values of warrants are determined using the Black-Scholes Options Valuation Model. Changes in the fair values of warrants are recorded as realized gains or losses.

We are subject to state laws and regulations that require diversification of our investment portfolios and limit the amount our insurance company subsidiaries may invest in certain investment categories, such as below-investment-grade fixed income securities, mortgage loans, real estate and equity investments. Failure to comply with these laws and regulations might cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus and risk-based capital and, in some instances, require the sale of those investments.

Quantitative and Qualitative Disclosures About Market Risk

Our fixed maturity and marketable equity securities are subject to the risk of potential losses from adverse market conditions. To manage the potential for economic losses, we regularly evaluate certain risks, as well as the appropriateness of the investments, to ensure the portfolio is managed within its risk guidelines. The result is a portfolio that is well diversified. Our primary risk exposures are changes in market interest rates, credit quality and changes in equity prices. The market value of our investments varies from time to time depending on economic and market conditions. Our investment portfolio is not significantly concentrated in any particular industry or geographic region.

Interest Rate Risk

Interest rate risk is defined as the potential for economic losses on fixed-rate securities due to an adverse change in market interest rates. Our fixed maturity portfolio consists exclusively of U.S. dollar-denominated assets, invested primarily in U.S. government securities, corporate bonds, asset-backed bonds and mortgage-related securities, all of which represent an exposure to changes in the level of market interest rates. We manage interest rate risk by maintaining a duration commensurate with our insurance liabilities and policyholders' surplus. Further, we do not engage in the use of derivatives to manage interest rate risk. A hypothetical increase in interest rates of 100 basis points would result in an estimated decrease in the fair value of the fixed income portfolio at December 31, 2002 of approximately $44.3 million.

Credit Quality Risk

Credit quality risk is defined as the risk of a credit downgrade to an individual fixed income security and the potential loss attributable to that downgrade. We manage this risk through our investment policy, which establishes credit quality limitations on the overall portfolio as well as dollar limits for individual issuers. The result is a well-diversified portfolio of fixed income securities, with an average credit rating of approximately "AA."

Fixed Maturity Securities Quality Distribution

The following chart shows the quality distribution of our fixed maturity securities portfolio as of December 31, 2002 and December 31, 2001 (at fair value):

	December 31, 2002	Percent of Total	December 31, 2001	Percent of Total
		(dollars in millions)		
Total fixed maturity				
Aaa	$ 892.3	72.9%	$ 793.4	69.3%
Aa	70.7	5.8	85.5	7.5
A	251.3	20.6	262.6	22.9
Baa	8.5	0.7	3.6	0.3
Total fixed maturity	$1,222.8	100.0%	$1,145.1	100.0%
Total fixed maturity corporate securities:				
Industrial	$ 37.2	10.1%	$ 52.7	12.2%
Finance	251.3	68.2	254.9	59.2
Utility	20.4	5.5	47.7	11.1
Asset-backed securities	30.0	8.2	35.8	8.3
Other	29.5	8.0	39.7	9.2
Total fixed maturity corporate securities	$ 368.4	100.0%	$ 430.8	100.0%
Total mortgage-related securities:				
Mortgage pass through certificates	$ 12.0	6.9%	$ 15.7	8.6%
Collateralized mortgage obligations	162.6	93.1	167.1	91.4
Total mortgage-related securities	$ 174.6	100.0%	$ 182.8	100.0%

Equity Price Risk

Equity price risk for stocks is defined as the potential for economic losses due to an adverse change in equity prices. Equity risk exposure is managed through our investment in an indexed mutual fund. Specifically, we are invested in the ML S&P 500 Index LLC, which is an S&P 500 index mutual fund, resulting in a well-diversified and liquid portfolio that replicates the risk and performance of the broad U.S. stock market. We also hold a direct common stock investment in WebMD and investments in nonredeemable preferred stock of several companies. Our investment in nonredeemable preferred stock is managed in conjunction with our fixed maturity portfolio. We estimate our equity price risk from a hypothetical 10% decline in the S&P 500 and the relative effect of that decline in the value of our marketable equity portfolio at December 31, 2002 to be a decrease in fair value of $2.9 million.

Fixed Income Securities

Our fixed income strategy is to construct and manage a high quality, diversified portfolio of securities. Additionally, our investment policy establishes minimum quality and diversification requirements resulting in an average credit rating of approximately "AA." The average duration of our portfolio as of December 31, 2002 was 1.6 years.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of WellChoice, Inc.

We have audited the accompanying consolidated balance sheets of WellChoice, Inc. and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WellChoice, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
February 3, 2003

CONSOLIDATED BALANCE SHEETS

WELLCHOICE, INC. AND SUBSIDIARIES

December 31	2002	2001
	(in thousands, except share and per share data)	
Assets		
Investments:		
Fixed maturities, at fair value (amortized cost: $846,617 and $909,497)	$ 863,290	$ 919,864
Marketable equity securities, at fair value (cost: $47,022 and $23,482)	44,548	23,418
Short-term investments	359,490	225,298
Other long-term equity investments	28,220	27,157
Total investments	1,295,548	1,195,737
Cash and cash equivalents	487,431	408,588
Total investments and cash and cash equivalents	1,782,979	1,604,325
Receivables:		
Billed premiums, net	111,082	135,965
Accrued premiums	247,729	267,583
Other amounts due from customers, net	94,475	68,453
Notes receivable, net	12,059	10,449
Advances to hospitals, net	124	1,613
Accrued investment income	9,829	9,446
Insurance proceeds receivable	—	13,716
Miscellaneous, net	70,644	49,358
Total receivables	545,942	556,583
Property, equipment and information systems, net of accumulated depreciation	100,790	102,949
Prepaid pension expense	45,209	39,253
Deferred taxes, net	268,948	118,904
Other	33,587	27,573
Total assets	$2,777,455	$2,449,587
Liabilities and stockholders' equity		
Liabilities:		
Unpaid claims and claims adjustment expense	$ 559,924	$ 634,130
Unearned premium income	127,503	120,182
Managed cash overdrafts	170,270	174,602
Accounts payable and accrued expenses	111,842	114,713
Advance deposits	137,762	211,256
Group and other contract liabilities	112,870	96,554
Postretirement benefits other than pensions	143,736	138,206
Obligations under capital lease	47,700	50,079
Other	129,586	80,620
Total liabilities	1,541,193	1,620,342
Stockholders' equity:		
Class A common stock, $0.01 per share value, 225,000,000 shares authorized; 83,490,477 shares issued and outstanding	835	—
Class B common stock, $0.01 per share value, one share authorized; one share issued and outstanding	—	—
Preferred stock, $0.01 per share value, 25,000,000 shares authorized; none issued and outstanding	—	—
Additional paid-in capital	1,255,566	—
Retained deficit	(38,542)	—
Unassigned reserves	—	813,310
Accumulated other comprehensive income	18,403	15,935
Total stockholders' equity	1,236,262	829,245
Total liabilities and stockholders' equity	$2,777,455	$2,449,587

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

WELLCHOICE, INC. AND SUBSIDIARIES

Year ended December 31	2002	2001	2000
		(in thousands, except share and per share data)	
Revenue:			
Premiums earned	$4,628,035	$4,246,168	$3,876,927
Administrative service fees	396,203	321,984	264,927
Investment income, net	64,806	69,356	65,497
Net realized investment gains (losses)	2,604	(12,403)	22,035
Other income, net	14,012	6,101	4,298
Total revenue	5,105,660	4,631,206	4,233,684
Expenses:			
Cost of benefits provided	3,947,382	3,738,821	3,426,417
Administrative expenses	833,160	742,777	686,214
Conversion and IPO expenses	15,350	2,043	566
Total expenses	4,795,892	4,483,641	4,113,197
Income from continuing operations before income taxes	309,768	147,565	120,487
Income tax benefit (expense)	67,847	(135)	74,540
Income from continuing operations	377,615	147,430	195,027
Loss from discontinued operations, net of taxes of $0	(1,056)	(16,452)	(4,647)
Net income	$ 376,559	$ 130,978	$ 190,380
Net loss for the period from November 7, 2002 (date of conversion and initial public offering) to December 31, 2002	$ (38,542)		
Basic and diluted net loss per common share for the period from November 7, 2002 (date of conversion and initial public offering) to December 31, 2002	$ (0.46)		
Shares used to compute earnings per share, based on weighted average shares outstanding November 7, 2002 (date of conversion and initial public offering) to December 31, 2002	83,333,244		

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

WELLCHOICE, INC. AND SUBSIDIARIES

	Common Stock		Additional			Accumulated Other	Total
	Number of Shares	Par Value	Paid-In Capital	Unassigned Reserves	Retained Deficit	Comprehensive Income (Loss)	Stockholders' Equity[1]
			(in thousands, except share and per share data)				
Balance at January 1, 2000				$ 491,952		$ 10,669	$ 502,621
Net income				190,380			190,380
Other comprehensive loss						(18,323)	(18,323)
Comprehensive income							172,057
Balance at December 31, 2000				682,332		(7,654)	674,678
Net income				130,978			130,978
Other comprehensive income						23,589	23,589
Comprehensive income							154,567
Balance at December 31, 2001				813,310		15,935	829,245
Initial public offering of common stock[2]	83,490,478	$835	$1,255,566	(1,228,411)			27,990
Net income (loss)				415,101	$(38,542)		376,559
Other comprehensive income						2,468	2,468
Comprehensive income							379,027
Balance at December 31, 2002	83,490,478	$835	$1,255,566	$ —	$(38,542)	$ 18,403	$1,236,262

(1) Prior years represent Reserve for Policyholders' Protection prior to for profit conversion.
(2) Represents 83,490,477 shares of class A common stock and one share class B common stock.

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

WELLCHOICE, INC. AND SUBSIDIARIES

Year ended December 31	2002	2001	2000
		(in thousands)	
Cash flows from operating activities			
Net income	$ 376,559	$ 130,978	$ 190,380
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	34,502	26,741	14,189
Net realized (gain) loss on sales of investments	(2,604)	12,403	(22,035)
Provision (credit) for doubtful accounts	1,284	(1,702)	6,534
Accretion of discount, net	(2,733)	(5,005)	(2,797)
Equity in earnings of other long-term equity investments	229	571	6,378
Deferred income tax benefit	(151,372)	(34,828)	(86,902)
Insurance recovery gain	—	8,943	—
Other	(5,763)	(8,428)	(73)
Changes in assets and liabilities:			
Billed and accrued premiums receivable	43,372	42,328	(58,117)
Other customer receivable	(24,956)	2,787	(1,221)
Notes receivable	(1,610)	(3,102)	1,061
Advances to hospitals	1,757	3,920	12,058
Accrued investment income	(383)	3,523	(1,722)
Insurance proceeds receivable	13,716	(13,716)	—
Miscellaneous receivables	(8,212)	10,390	(12,401)
Other assets	(6,207)	(5,976)	(23,897)
Unpaid claims and claims adjustment expenses	(74,205)	(38,289)	81,469
Unearned premium income	7,321	14,441	3,573
Managed cash overdrafts	(4,332)	8,686	28,496
Accounts payable and accrued expenses	(9,608)	34,350	4,655
Advance deposits	(73,494)	24,427	20,706
Group and other contract liabilities	16,315	(8,971)	(51,454)
Postretirement benefits other than pensions	5,530	1,888	696
Other liabilities	47,584	7,938	6,399
Net cash provided by operating activities	182,690	214,297	115,975
Cash flows from investing activities			
Purchases of property, equipment and information systems	(33,691)	(33,822)	(44,410)
Proceeds from sale of property, equipment and information systems	1,349	—	—
Purchases of available for sale investments	(1,757,657)	(818,465)	(520,362)
Proceeds from sales and maturities of available for sale investments	1,660,541	722,951	426,827
Net cash used in investing activities	(129,458)	(129,336)	(137,945)
Cash flows from financing activities			
Decrease in capital lease obligations	(2,379)	(1,933)	(1,469)
Net proceeds from common stock issued in the initial public offering	27,990	—	—
Net cash provided by (used in) financing activities	25,611	(1,933)	(1,469)
Net change in cash and cash equivalents	78,843	83,028	(23,439)
Cash and cash equivalents at beginning of period	408,588	325,560	348,999
Cash and cash equivalents at end of period	$ 487,431	$ 408,588	$ 325,560
Supplemental disclosure:			
Income taxes paid	$ 84,000	$ 13,349	$ 14,195

See notes to consolidated financial statements.

(dollars in thousands, except share and per share data)


NOTE 1

Organization and For-Profit Conversion

WellChoice, Inc. ("WellChoice") was formed in August 2002 as a Delaware Corporation to be the for-profit parent holding company for Empire HealthChoice, Inc. ("EHC") following the conversion. WellChoice owns a Health Maintenance Organization ("HMO") and two health insurance companies through its investment in WellChoice Holdings of New York, Inc. ("WellChoice Holdings").

On November 7, 2002, EHC converted from a not-for-profit health service corporation to a for-profit accident and health insurer under the New York State insurance laws and the converted EHC issued all its authorized capital stock to the New York Public Asset Fund (the "Fund") and The New York Charitable Asset Foundation (the "Foundation"). The Fund and the Foundation then received their respective shares of WellChoice common stock in exchange for the transfer of all the outstanding shares of EHC to WellChoice Holdings. Pursuant to the plan of conversion, WellChoice issued 82,300,000 shares to the Fund and the Foundation and completed an initial public offering of 19,199,000 shares of common stock, consisting of 18,008,523 shares that were sold by the Fund and Foundation and 1,190,477 newly issued shares of common stock sold by WellChoice. After deducting the underwriting discount, net proceeds to WellChoice were approximately $27,990.

WellChoice Holdings is a non-insurance holding company which wholly-owns Empire HealthChoice Assurance Inc. ("EHCA") dba, Empire Blue Cross Blue Shield. In connection with EHC's conversion to a for-profit entity, EHC merged with EHCA. EHCA wholly-owns Empire HealthChoice HMO, Inc. ("EHC HMO") and WellChoice Insurance of New Jersey, Inc. ("WCINJ"). EHC HMO is an HMO licensed under Article 44 of the New York Public Health Law and is also licensed to operate an HMO in the State of New Jersey. WCINJ is a credit, life, accident and health insurance company licensed in eleven states, which currently writes business only in New Jersey. Prior to its dissolution in February 2002, NexxtHealth, Inc. was a wholly-owned subsidiary of EHC primarily engaged in the development of software to link health care systems to the Internet.

EHCA and its subsidiaries offer a comprehensive array of insurance products to employer groups and individuals. Products include traditional comprehensive indemnity health coverage and managed care products and services offered through an HMO, preferred provider organization ("PPO") and exclusive provider organization ("EPO"). EHCA and its subsidiaries also process claims for self-insured employers and government programs. EHCA and EHC HMO are members of the Blue Cross Blue Shield Association ("BCBSA") which provides EHCA and EHC HMO the ability to participate with other Blue Cross Blue Shield plans in BCBSA sponsored programs and entitles it to use the Blue Cross and Blue Shield names and marks in the New York City metropolitan area and one or both of these names and marks in select upstate New York counties.

WellChoice also owns Empire National Accounts Services Corporation ("ENASCO"). ENASCO has a 24.975% interest in National Accounts Service Company, LLC ("NASCO"), a limited liability company, which processes national account claims for the Company and other Blue Cross Blue Shield plans.


NOTE 2

Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The consolidated financial statements include the accounts of WellChoice and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany transactions have been eliminated.

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

(dollars in thousands, except share and per share data)

Conversion

The conversion was accounted for as a reorganization using the historical carrying values of EHC and its subsidiaries' assets and liabilities. Immediately following the conversion, EHC's unassigned reserves were reclassified to par value of common stock and additional paid-in capital. The costs of the conversion were recognized as an expense.

Investments—Fixed Maturities and Marketable Equity Securities

The Company has classified all of its fixed maturity and marketable equity security investments as available for sale and, accordingly, they are carried at fair value. The fair value of investments in fixed maturities and marketable equity securities are based on quoted market prices. Unrealized gains and losses are reported as a separate component of other comprehensive income, net of deferred income taxes. The amortized cost of fixed maturities, including certain trust preferred securities, is adjusted for amortization of premiums and accretion of discounts to maturity, which is included in investment income. Amortization of premiums and discounts on collateralized mortgage obligations are adjusted for prepayment patterns using the retrospective method. Investment income is shown net of investment expenses. The cost of securities sold is based on the specific identification method. When the fair value of an investment is lower than its cost and such a decline is determined to be other than temporary, the cost of the investment is written down to fair value and the amount of the write down is charged to net income as a realized loss.

Short-Term Investments

Short-term investments are carried at fair value and consist principally of U.S. treasury bills, commercial paper and money market investments. The Company considers securities with maturities greater than three months and less than one year at the date of purchase as short-term investments. The fair value of short-term investments is based on quoted market prices.

Other Long-Term Equity Investments

Other long-term equity investments include joint ventures and warrants. Joint ventures are accounted for under the equity method. The Company's warrants are considered derivatives and are carried at fair value. The warrants are not classified as hedging instruments. Fair values of warrants are determined using the Black-Scholes Options Valuation Model. Changes in the fair values of warrants are recorded as realized gains or losses.

Cash and Cash Equivalents

The Company considers all bank deposits, highly liquid securities and certificates of deposit with maturities of three months or less at the date of purchase to be cash equivalents. These cash equivalents are carried at cost which approximates fair value.

Pharmaceutical Rebate Sharing Program

The Company participates in pharmaceutical rebate sharing programs with drug manufacturers through a third party pharmacy benefit manager. Rebates for fully-insured groups are recorded as a reduction to the cost of benefits provided. Rebates for self-funded groups are recorded as administrative service fee revenue. The Company records an estimate for pharmacy rebates earned but not yet received. These estimates are adjusted as new information becomes known and such adjustments are included in current period operations. Pharmacy rebates included in miscellaneous receivables were $19,004 and $10,912 at December 31, 2002 and 2001, respectively.

Market Stabilization and Stop Loss Pools

The Company is required to participate in Market Stabilization and Stop Loss Pools ("Pools") as established by the State of New York. Contributions and recoveries under the Pools are estimated based on interpretations of applicable regulations and are recorded as an addition or a reduction to cost of benefits provided. These estimates are adjusted as new information becomes known and such adjustments are included in current period operations. Pool recoverables included in miscellaneous receivables were $18,390 and $18,310 at December 31, 2002 and 2001, respectively.

Receivables

Receivables are reported net of allowance for doubtful accounts of $13,724 and $12,440 at December 31, 2002 and 2001, respectively.

Property, Equipment and Information Systems

Property, equipment and information systems are reported at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are not greater than twenty-one years for property and improvements and three to ten years for equipment and furniture. Purchased software is capitalized and depreciated for a period not to exceed three years. The Company capitalizes certain costs incurred during the application development stage related to developing internal use software. These capitalized costs are amortized over a three-year period beginning when the software is placed into production. Computer software costs that are incurred in the preliminary project stages and post-implementation/operation stages, are expensed as incurred.

Unpaid Claims and Claims Adjustment Expenses

The cost of unpaid claims, both for reported claims and claims incurred but not yet reported to the Company, is calculated based upon claim history, claim inventory, number of claims received, changes in product mix, number of contracts in force, recent trend experience, unit costs and the regulatory environment. The estimated expense of processing these claims is also included in the consolidated financial statements as a component of administrative expense. These estimates are subject to the effects of medical claim trends and other uncertainties. Although considerable variability is inherent in such estimates, management believes that the reserves for claims and claims adjustment expenses are adequate. The estimates are continually reviewed and adjusted as experience develops or new information becomes known. Such adjustments are included in current period operations.

Advance Deposits

Under certain funding arrangements, customers are contractually obligated to remit funds on a paid claims basis. Funds received prior to payment of claims are classified as advance deposits.

Revenue

Membership contracts are generally for a period of one year and are subject to cancellation by the employer group upon 60 days written notice. Premiums are normally due monthly and are recognized as revenue during the period in which the Company is obligated to provide services to members. Premiums received prior to such periods are recorded as unearned premiums. Premiums on retrospectively rated group contracts are accrued by making estimates based on past claims experience on such contracts. Premiums collected on retrospectively rated group contracts in excess of premiums earned are classified as group and other contract liabilities.

Administrative service fees are recognized in the period the related services are performed. All benefit payments under these programs are excluded from revenue and cost of benefits provided.

Cost of Benefits Provided

Cost of benefits provided includes claims paid, claims in process and pending, and an estimate of unreported claims for healthcare service provided to enrolled members during the period. Costs of benefits are reported net of pharmacy rebates, coordination of benefits and pool recoveries.

Acquisition Costs

Marketing and other costs associated with the acquisition of membership contracts are expensed as incurred.

Income Taxes

The Company accounts for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the difference between the financial reporting and tax bases of assets and liabilities.

(dollars in thousands, except share and per share data)

Premium Deficiency

A premium deficiency reserve is established when expected claim payments or incurred costs, claim adjustment expenses and administrative costs exceed the premiums to be collected for the remainder of a contract period. For purposes of determining if a premium deficiency reserve exists, contracts are grouped in a manner consistent with how policies are marketed, serviced and measured. Anticipated investment income is not utilized in the premium deficiency reserve calculation. For the years ended December 31, 2002 and 2001, a premium deficiency reserve of $3,300 and $0, respectively, is included in group and other contract liabilities.

Recent Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board issued SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities,* which supersedes Emerging Issues Task Force (EITF) Issue 94-3, *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).* SFAS 146 requires that a liability for costs associated with exit or disposal activities first be recognized when the liability is irrevocably incurred rather than at the date of management's commitment to an exit or disposal plan. The provisions of the new standard are effective prospectively for exit or disposal activities initiated after December 31, 2002. The Company does not anticipate that the adoption of SFAS 146 will materially affect the financial statements.


NOTE 3

Investments

Available for sale investments are as follows:

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2002				
Fixed maturities:				
U.S. Treasury Notes	$ 76,042	$ 2,081	$ —	$ 78,123
U.S. Government Agency obligations	234,300	2,011	(156)	236,155
U.S. Government Agency mortgage-backed securities	129,522	1,299	(127)	130,694
Public utility bonds	20,000	368	(4)	20,364
Corporate securities	386,753	13,059	(1,858)	397,954
Total fixed maturities	846,617	18,818	(2,145)	863,290
Marketable equity securities:				
Common stock	31,966	—	(2,724)	29,242
Nonredeemable preferred stock	15,056	250	—	15,306
Total marketable equity securities	47,022	250	(2,724)	44,548
Total fixed maturities and marketable equity securities investments	$893,639	$19,068	$(4,869)	$907,838

(continued)

	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2001				
Fixed maturities:				
U.S. Treasury Notes	$ 95,757	$ 2,142	$ —	$ 97,899
U.S. Government Agency obligations	243,808	1,212	(2,922)	242,098
U.S. Government Agency mortgage-backed securities	80,893	1,328	(366)	81,855
Public utility bonds	37,128	772	(150)	37,750
Corporate securities	451,911	10,745	(2,394)	460,262
Total fixed maturities	909,497	16,199	(5,832)	919,864
Marketable equity securities:				
Common stock	8,426	—	—	8,426
Nonredeemable preferred stock	15,056	—	(64)	14,992
Total marketable equity securities	23,482	—	(64)	23,418
Total fixed maturities and marketable equity securities investments	$932,979	$16,199	$(5,896)	$943,282

The amortized cost and fair value of fixed maturities, by contractual maturity, are shown below:

December 31, 2002	Amortized Cost	Fair Value
Due in 1 year or less	$ 29,222	$ 29,561
Due after 1 year through 5 years	246,979	256,825
Due after 5 years through 10 years	54,408	56,124
Due after 10 years	516,008	520,780
Total	$846,617	$863,290

Mortgage-backed securities do not have a single maturity date and have been included in the above table based on the year of final maturity. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Proceeds from sales of available for sale securities for the years ended December 31, 2002, 2001 and 2000 were $231,840, $154,137 and $181,900, respectively. The Company's investment portfolio is not significantly concentrated in any particular industry or geographic region.

Investment income, net is summarized as follows:

Year ended December 31	2002	2001	2000
Fixed maturities	$57,507	$61,690	$ 62,282
Marketable equity securities	1,081	1,200	1,198
Short-term investments and cash equivalents	7,775	15,583	19,952
Other long-term equity investments	117	—	—
Interest and dividend income	66,480	78,743	83,432
Equity in earnings (losses) of joint ventures	(229)	(571)	(6,378)
Less investment expenses including interest on advance deposits	(1,445)	(8,546)	(11,557)
Investment income, net	$64,806	$69,356	$ 65,497

(dollars in thousands, except share and per share data)

Realized and unrealized gains and losses on investments were as follows:

Year ended December 31	2002	2001	2000
Realized gains:			
Fixed maturities	$ 4,447	$ 2,351	$ 1,457
Equity securities	375	—	20,993
Short-term investments and cash equivalents	6	3,994	—
Total realized gains	4,828	6,345	22,450
Realized losses:			
Fixed maturities	(1,747)	(2,402)	(415)
Equity securities	(476)	(10,816)	—
Short-term investments and cash equivalents	(1)	(5,530)	—
Total realized losses	(2,224)	(18,748)	(415)
Net realized gains (losses)	2,604	(12,403)	22,035
Changes in unrealized gains (losses):			
Fixed maturities	6,305	23,249	43,893
Equity securities	(2,531)	11,193	(70,304)
Short-term investments	23	(9)	67
Net unrealized gains (losses)	3,797	34,433	(26,344)
Total realized and unrealized gains (losses)	$ 6,401	$ 22,030	$ (4,309)

The components of other comprehensive income are as follows:

Year ended December 31	2002	2001	2000
Unrealized gains (losses) from investments, net of taxes of $(2,186), $(6,503) and $309	$ 4,059	$15,527	$ (4,000)
Reclassification adjustment for (gains) losses included in net income, net of taxes of $857, $(4,341) and $7,711	(1,591)	8,062	(14,323)
Other comprehensive income (loss)	$ 2,468	$23,589	$(18,323)

In 2001, the Company participated in a securities lending program whereby certain securities from its portfolio are loaned to qualified brokers in exchange for cash collateral, equal to at least 102% of the market value of the securities loaned. The securities lending agent indemnified the Company against loss in the event of default by the borrower. Income generated by the securities lending program is reported as a component of net investment income. As of December 31, 2001, $321,421 of fixed-maturity securities were loaned under the program. In November 2002, the Company transferred its investment portfolio to a new custodial agent and is in the process of entering into a similar securities lending agreement. As of December 31, 2002, the terms of the agreement were not finalized as such no fixed securities were on loan.

The Company is required by BCBSA to maintain a deposit for the benefit and security of out-of-state policyholders. At December 31, 2002, the fair value and amortized cost of the investment on deposit were $8,364 and $7,919, respectively. The Company also maintains a deposit to satisfy the requirements of its workers' compensation insurance carrier. At December 31, 2002, the fair value and amortized cost of the investment on deposit were $1,848 and $1,846, respectively.



Investment in WebMD

The Health Information Network Connection, LLC ("THINC") was organized as a 20% owned joint venture. In January 1999, CareInsite, Inc. ("CareInsite"), a publicly-held company, acquired a 20% ownership interest in THINC in exchange for cash and a warrant to purchase CareInsite common stock. In January 2000, CareInsite agreed to acquire the remainder of THINC. The Company received its pro rata portion of the warrant to purchase shares of CareInsite held by THINC and a new warrant to purchase additional shares of CareInsite stock. Pursuant to a cashless exercise, the Company exercised its warrants and received 918,004 unregistered shares of CareInsite common stock. The Company recognized a realized gain of $13,157 in 2000 on this transaction.

In September 2000, Healtheon/WebMD Corp. ("WebMD"), a publicly-held company, purchased CareInsite and its parent, Medical Manager Corp., and the Company received 1,193,535 shares of WebMD common stock. The Company recognized a realized gain of $7,836 in 2000 on this transaction. At December 31, 2000, the Company recorded an unrealized loss of $9,473 on its investment in WebMD common stock. In 2001, the Company recorded a realized loss of $10,521 due to management's determination that the decline in WebMD common stock was other than temporary. For the year ended December 31, 2002, the Company's unrealized gain in WebMD common stock was $1,470. During December 2002, 206,900 shares were sold resulting in a gain of $375.



Property and Equipment

Property and equipment, including capitalized lease arrangements, are as follows:

December 31	2002	2001
Buildings and improvements	$102,600	$ 91,576
Equipment and furniture	52,575	41,497
Software systems	57,807	46,728
Total property and equipment	212,982	179,801
Less accumulated depreciation and amortization	112,192	76,852
Net property and equipment	$100,790	$102,949

All property and equipment is used by the Company for its operations and includes two facilities leased under agreements which are accounted for as capital leases. Depreciation expense, including depreciation on properties held under capital leases, totaled $33,270, $27,332 and $14,189 for the years ended December 31, 2002, 2001 and 2000, respectively.

For the year ended December 31, 2002, the cost and accumulated depreciation of assets retired were $2,278 and $1,077, respectively. Of these retirements, cost and accumulated depreciation of $2,213 and $1,036, respectively, was for information system equipment and personal computers.

For the year ended December 31, 2001, the cost and accumulated depreciation of assets retired were $16,463 and $6,770, respectively. Of these, the cost and accumulated depreciation of the World Trade Center assets that were written-off were $14,703 and $5,761, respectively. The cost and accumulated depreciation of all other assets retired, all of which was for information systems equipment and personal computers, was $1,760 and $1,009, respectively.

For the year ended December 31, 2000, the cost and accumulated depreciation of assets retired were $50,626 and $50,374, respectively. Of these retirements, cost and accumulated depreciation of $27,621 and $27,541, respectively, was for information system equipment and personal computers.

(dollars in thousands, except share and per share data)



Claim Reserves

Activity in unpaid claims and certain claim adjustment expenses is summarized as follows:

Year ended December 31	2002	2001	2000
Balance as of January 1	$ 634,130	$ 672,419	$ 590,950
Incurred related to:			
Current period	3,993,607	3,792,241	3,445,559
Prior periods	(46,225)	(53,420)	(19,142)
Total incurred	3,947,382	3,738,821	3,426,417
Paid related to:			
Current period	3,493,244	3,257,090	2,863,345
Prior periods	525,044	520,020	481,603
Total paid	4,018,288	3,777,110	3,344,948
Balance at end of periods	$ 563,224*	$ 634,130	$ 672,419

*Includes $3,300 of premium deficiency reserve in WCINJ recorded in group and other contract liabilities.

The provision for claims and claim adjustment expenses attributable to prior year incurrals had a favorable development of $46,225 in 2002, $53,420 in 2001 and $19,142 in 2000 due to health care trends being lower than anticipated when the reserves were established. Moreover, actual claim payment lags were shorter than assumed in determining the reserves due to continued improvement in the claim adjudication process. Additionally, the development of the prior years' claim liability impacts premiums for retrospectively rated contracts. Accordingly, the Company's favorable (unfavorable) development of ($1,532), $46,416 and ($13,919) in 2002, 2001 and 2000, respectively, on such contracts, was largely offset by decreases (increases) in premiums.



Income Taxes

The significant components of the provision for income tax benefit (expense) are as follows:

Year ended December 31	2002	2001	2000
Current tax expense	$ (83,526)	$(34,963)	$(12,362)
Deferred tax benefit	151,373	34,828	86,902
Income tax benefit (expense)	$ 67,847	$ (135)	$ 74,540

A reconciliation of income tax computed at the federal statutory tax rate of 35% to total income tax is as follows:

Year ended December 31	2002	2001	2000
Income tax at prevailing corporate tax rate applied to pre-tax income	$(108,049)	$(45,890)	$(40,544)
Increase (decrease):			
Change in valuation allowance	195,698	1,147	71,860
IRC Sec. 833(b) special deduction	—	54,249	36,427
State and local income taxes, net of federal income tax benefit	(5,077)	(88)	(88)
Other	(14,725)	(9,553)	6,885
Income tax benefit (expense)	$ 67,847	$ (135)	$ 74,540

WellChoice and its subsidiaries file a consolidated federal income tax return. WellChoice currently has a tax sharing agreement in place with all of its subsidiaries. In accordance with the Company's tax sharing agreement, the Company's subsidiaries pay federal income taxes to WellChoice based on a separate company calculation.

Prior to 2002, EHC maintained a valuation allowance on its regular tax net operating loss carryforwards and certain other temporary differences due to uncertainty in its ability to utilize these assets within an appropriate period. The use of these assets was largely dependent on the conversion and future positive taxable income. Because the approval of EHC's plan of conversion by the New York State Insurance Department (the "Department") removed the uncertainty of the conversion, the Company concluded in the third quarter that the valuation allowance related to these assets was no longer necessary. Accordingly, the income tax benefit for 2002 includes the reversal of the valuation allowance of $174,977 related to the Company's regular tax operating loss carryforwards.

Because EHC converted to a for-profit insurer in 2002, the Company adjusted its deferred tax assets for temporary differences related to EHCA's liability for state and local taxes which resulted in the recognition of a $5,374 deferred tax benefit.

Prior to January 1, 1987, EHC was exempt from federal income taxes. With the enactment of the Tax Reform Act of 1986, EHC, and all other Blue Cross and Blue Shield plans, became subject to federal income tax. Among other provisions of the Internal Revenue Code, these plans were granted a special deduction (the "833(b) deduction") for regular tax calculation purposes. EHC's position with regard to ordering is that the special deduction must be taken before any regular tax loss carryforward deduction. This is consistent with recent Internal Revenue Service ("IRS") rulings. The Company has followed this position and the related deduction ordering methodology in all its federal income tax return filings. As a result of the 833(b) deduction, EHC has incurred no regular tax liability, but in profitable years, has paid taxes at the alternative minimum tax rate of 20%.

The 833(b) deduction is calculated as the excess of 25% of the incurred claim and claim adjustment expenses for the tax year over adjusted surplus, as defined, limited to taxable income. The amount of 833(b) deductions utilized in each tax year is accumulated in an adjusted surplus balance. Once the cumulative adjusted surplus balance exceeds the 833(b) deduction for the current taxable year, the deduction is eliminated.

During the fourth quarter of 2002, the Company reevaluated its tax position for financial statement purposes related to EHC's ability to utilize the Section 833(b) deduction and determined that when EHC converted to a for-profit entity, its ability to utilize the Section 833(b) deduction was uncertain. No authority directly addresses whether a conversion transaction will render the 833(b) deduction unavailable. The Company is aware, however, that the IRS has taken the position related to other Blue Cross Blue Shield plans that a conversion could result in the inability of a Blue Cross Blue Shield plan to utilize the 833(b) deduction. In light of the absence of governing authority, while the Company intends to continue to take the deduction on its tax returns after the conversion, the Company will assume, for financial statement reporting purposes, that the deduction will be disallowed. Accordingly, the Company's income tax provision for 2002 assumes the utilization of approximately $145,000 regular operating loss carryforwards for financial reporting purposes in excess of those utilized for tax purposes. Because the conversion occurred in the fourth quarter and the tax provisions for the first three quarters had assumed the availability of the section 833(b) deduction, the Company recorded additional tax expense of $50,744 in the fourth quarter representing the utilization of regular operating loss carryforwards rather than the 833(b) deduction.

(dollars in thousands, except share and per share data)

The Company's position with gross deferred tax assets and liabilities and the related valuation allowance are as follows:

December 31	2002	2001
Deferred tax assets:		
Regular tax operating loss carryforwards	$ 57,593	$ 174,977
Alternative minimum tax credit carryforward	134,064	68,010
Fixed assets	4,807	10,420
Loss reserve discounting	4,933	6,689
Post-retirement benefits other than pensions	50,308	48,372
Post-employment benefits	3,901	2,372
Bad debts	5,621	4,354
Deferred compensation	6,250	4,199
Unpaid expense accruals	10,858	11,054
Other temporary differences	21,366	11,218
Total deferred tax assets	299,701	341,665
Valuation allowance for deferred tax assets	—	(195,698)
Deferred tax assets, net of allowance	299,701	145,967
Deferred tax liabilities:		
Unrealized gain on investments	12,339	11,521
Pension income adjustment	17,264	14,670
Bonds and bond discount	1,150	872
Total deferred tax liabilities	30,753	27,063
Net deferred tax assets	$268,948	$ 118,904

The Company's regular tax loss carryforwards for income tax purposes of $310,000 expire between the years 2003 and 2022. For financial reporting purposes, the Company's regular net operating loss carryforwards are $165,000. The Company fully utilized its remaining alternative minimum tax loss carryforward in 2000. The Company's alternative minimum tax credit carryforward of $134,000 has no expiration date.

The Company completed a study of the intangible assets which existed at January 1, 1987 and has filed amended returns for 1989 and 1990 claiming a refund for taxes paid. The Company is aware that the IRS and other Blue Cross Blue Shield plans are currently in litigation to determine whether intangible assets that existed at January 1, 1987 are entitled to tax basis and, therefore, are deductible in future years' tax returns. If the Company prevails, these potential future tax benefits of up to $100,000 will be available to the Company. As of December 31, 2002, the Company has not recognized this potential benefit in its financial statements.

The Company paid federal income taxes of $84,000, $13,349 and $14,195 in 2002, 2001 and 2000, respectively. Included in accounts payable and accrued expenses are $917 and $18,863 of federal income taxes payable at December 31, 2002 and December 31, 2001, respectively.

Information Technology Outsourcing



In June 2002, the Company entered into a ten-year outsourcing agreement with International Business Machines Corporation ("IBM"). Under the terms of the contract, IBM is responsible for operating the Company's data center, technical help desk and applications development. IBM has entered into a separate agreement to sublease the Company's data center. IBM's charges under the contract include personnel, calculated as a function of IBM's cost for personnel dedicated to the outsourcing; computer equipment, based on equipment usage rates; space, based on actual usage rates; and certain other costs.

IBM is expected to invoice the Company approximately $681,000 over the remaining term of the agreement for operating the Company's data center and technical help desk as follows:

2003	$ 94,900
2004	84,900
2005	88,000
2006	74,800
2007	67,200
2008	65,200
2009	62,900
2010	60,400
2011	58,600
2012	24,100
	$681,000

The agreement provides for IBM to assist the Company in developing new IT systems. In connection with these services, the Company is obligated to purchase $60,823, in additional modernization services and equipment from IBM, with a target purchase rate as follows:

2003	$ 31,423
2004	19,000
2005	7,200
2006	3,200
Total	$ 60,823

The Company may defer the purchase of services beyond the target date, provided that to the extent purchases are delayed more than one year beyond the target year, the Company shall pay a premium to IBM of 10% per annum of the contract price. At December 31, 2002, other liabilities include $11,143 of cash flow concessions the Company has taken on monthly invoices from IBM. In accordance with the terms of the IBM contract, the Company is required to repay these amounts in the future.

Additionally, IBM, in coordination with deNovis, Inc. ("deNovis"), has agreed to develop a new claims payment software system and to license it to the Company. Subject to the successful completion and acceptance of the claims payment system, the Company will pay a development and license fee of $50,000. Under the terms of the contract with IBM, the Company will pay $25,000 of this fee in four equal installments upon the achievement of specified milestones, the last of which is the Company's acceptance of the claims payment system. The achievement of these milestones is anticipated to occur during 2004 and 2005. The remaining $25,000 will be paid one year following the date the Company accepts the claims payment system. Following the expiration of the one-year warranty period that begins upon the payment of the final installment, the Company will pay IBM an annual fee of $10,000 for maintenance and support services. Under the terms of the contract, the Company is entitled to 2% of IBM's gross revenues from licensing the claims payment system to third parties for the term of the IBM outsourcing contract, including any extensions. The Company will have no obligation to pay the development and license fee and the annual fee if the successful completion and delivery of the claims payment system does not occur.

(dollars in thousands, except share and per share data)

The Company will own all software developed by IBM under the agreement, other than the claims payment system. All such software in which the Company will have all rights, title and interest will be accounted for in accordance with SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use."

In connection with the agreement, the Company sold computer equipment with a net book value of $1,736 to IBM. No gain or loss on the sale of the computer equipment was recognized. Also in connection with the agreement, the Company licensed to IBM its Internet portal technology for an upfront initial license fee of $2,000. In accordance with SOP 98-1, the Company applied the proceeds from the license of the Internet portal technology to the book value of the assets and no gain or loss was recorded. Under the agreement, IBM has the right to sublicense the Internet portal technology to third parties and the Company will receive 4% of IBM's gross revenues from its licensing for fifteen years. The Company received no licensing revenue in 2002.

The outsourcing agreement can be terminated by either the Company or IBM in certain circumstances for cause without penalty. The Company can terminate the contract without cause after two years or if it experiences a change in control and, in such instances, would be obligated to pay certain termination costs, which vary based on the duration of the contract but are significant in the early years, to IBM.

During the second quarter of 2002, in connection with the IBM outsourcing, the Company began the implementation of a restructuring plan relating to its information technology personnel. Certain employees were involuntarily terminated in accordance with a plan of termination, certain employees were retained by the Company and certain employees were transitioned to IBM. Severance and other costs accrued at June 30, 2002 relating to the plan of termination were $5,351. Payments related to these costs of approximately $1,239 were made during the six months ended December 31, 2002. To help retain its employees and to help IBM retain its newly transitioned employees, the Company offered stay bonuses for these individuals. The estimated maximum cost of these bonuses assuming all individuals remain with the Company or IBM through the required dates, which range from 2003 to 2004, is approximately $8,518. At December 31, 2002, approximately $3,716 was accrued for these bonuses. The Company will recognize the cost of these stay bonuses in future periods as these employees provide service.


NOTE 9

Restructuring

In November 2002, as part of the Company's continuing focus on increasing overall productivity, and in part as a result of the implementation of the technology outsourcing strategy, the Company continued streamlining certain operations and adopted a plan to terminate approximately 500 employees across all segments of its business. Severance and other costs of $13,715 were accrued relating to the plan. As of December 31, 2002, payments related to these costs of $639 were made.


NOTE 10

Statutory Information

Insurance companies, including HMOs, are subject to certain Risk-Based Capital ("RBC") requirements as specified by the National Association of Insurance Commissioners (the "NAIC"). Under those requirements, the amount of capital and statutory-basis surplus maintained by an insurance company is to be determined based on the various risk factors related to it. At December 31, 2002, EHCA and each of its wholly-owned insurance subsidiaries met the RBC requirements.

EHCA and its subsidiaries are subject to minimum capital requirements under the state insurance laws. Combined statutory-basis surplus of EHCA and its subsidiaries at December 31, 2002 and 2001 of $819,756 and $610,779, respectively, exceeded their respective requirements. Combined statutory-basis net income of EHCA and its subsidiaries was $316,936, $114,462 and $73,971, for the years ended December 31, 2002, 2001 and 2000, respectively.

In accordance with the rules of the Department, the maximum amount of dividends which can be paid by the Company's subsidiaries without approval of the Department is subject to restrictions relating to statutory surplus and adjusted net income or adjusted net investment income.

On November 7, 2002, the Department approved the payment of a dividend to WellChoice from its subsidiary, EHCA, in the amount of $225,000, which was paid on November 8, 2002. No dividends were received or paid during the years ended December 31, 2001 and 2000.

EHCA made cash contributions to its HMO and insurance subsidiaries of approximately $65,000, $10,000 and $1,000 during 2002, 2001 and 2000, respectively. The capital contributions were made to ensure that each subsidiary had sufficient surplus under applicable BCBSA and state licensing requirements.


NOTE 11

Contingencies

The Company is subject to a number of lawsuits, investigations and claims, some of which are class actions arising out of the conduct of its business. The Company believes that it has meritorious defenses in all of these matters and intends to vigorously defend its respective positions. The outcome of these matters is not currently predictable and the damages, if any, are also uncertain. The Company is also involved in and is subject to numerous claims, contractual disputes and uncertainties in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

In June 2002, the Company settled a class action lawsuit for an estimated $23,000 in claims and legal fees. During the period from June 2002 to September 2002, the members of the class were informed of their right to receive payment, were required to respond, and the payments due to respondents were determined. Based on the number of respondents to the class action mailing through August 24, 2002 and the Company's estimate of the number of late respondents to the mailing, the Company has revised its best estimate of the ultimate liability for this action to $14,600. This change in estimate has been recorded in the consolidated financial statements for year ended December 31, 2002.

The Company entered into a credit and guaranty agreement, effective as of November 7, 2002, with The Bank of New York, as Issuing Bank and Administrative Agent, and several other financial institutions as agents and lenders, which will provide the Company with a credit facility. The Company is able to borrow under the credit facility for general working capital purposes. The total outstanding amounts under the credit facility cannot exceed $100,000. The facility has a term of 364 days, subject to extension for additional periods of 364 days with the consent of the lenders. Borrowings under the facility will bear interest, at the Company's option, at The Bank of New York's prime commercial rate (or, if greater, the federal funds rate plus 0.50%) as in effect from time to time plus a margin of between zero and 1.0%, or LIBOR plus a margin of between 1.125% and 2.250%, with the applicable margin to be determined based on the Company's financial strength rating. As of December 31, 2002, there are no funds drawn against this credit facility.

The Company also maintains a $607 secured letter of credit from HSBC Bank USA to support its rental lease obligation with Digitas LLC.

(dollars in thousands, except share and per share data)


NOTE 12

Commitments

The Company leases office facilities and equipment under capital and operating lease arrangements. Future minimum payments for capital leases and noncancelable operating leases, including escalation clauses, as of December 31, 2002 are as follows:

	Capital Leases	Operating Leases
2003	$11,094	$ 49,881
2004	11,378	43,812
2005	11,663	39,903
2006	11,950	33,475
2007	12,240	31,116
Future years	36,069	357,558
Net minimum lease payment	94,394	$555,745
Less:		
Interest	31,590	
Maintenance, taxes, etc.	15,104	
Present value of minimum lease payments	$47,700	

The average imputed interest rate on the capital leases was 14% in 2002. Rent expense under operating leases was $54,082, $50,540 and $48,340 for the years ended December 31, 2002, 2001 and 2000, respectively.

The schedule above includes rent commitments for the Company's Staten Island facility. However, as part of the information technology outsourcing agreement with IBM (see footnote 8), the Company entered into a sublease agreement with IBM for this property. The Company expects to receive net sublease income of approximately $1,000 per year for the next ten years.


NOTE 13

Related Party Transactions

Administrative expenses incurred related to NASCO services totaled $14,673, $13,281 and $11,988 for the years ended December 31, 2002, 2001 and 2000, respectively. Accounts payable for the year ended December 31, 2002 and 2001 includes amounts due to NASCO of $3,515 and $2,634, respectively.

Active Health Management, Inc., ("AHM") an entity in which the Company has a 0.8% ownership interest, provides certain medical management services to the Company. Administrative expenses incurred related to AHM services totaled $5,882, $4,869 and $3,624 for the years ended December 31, 2002, 2001 and 2000, respectively. Accounts payable for the year ended December 31, 2002 and 2001 includes amounts due to AHM of $0 and $340, respectively.

A member of the Company's Board of Directors is an Executive Vice President of a labor union account. For the years ended December 31, 2002, 2001 and 2000, the Company earned premium revenue $18,030, $16,245 and $13,250, respectively, from the union. Billed premiums receivable at December 31, 2002 and 2001 includes amounts due from the union of $1,655 and $1,618, respectively. In addition, the Company recorded administrative service fees revenue of $2,918, $2,834 and $2,111 for the years ended December 31, 2002, 2001 and 2000. Other amounts due from customers at December 31, 2002 and 2001 includes $1,074 and $1,372 for service fees due from the union.

A member of the Company's Board of Directors is an Executive Vice President and Chief Operating Officer of a provider in our network. For the years ended December 31, 2002, 2001 and 2000, the Company made payments to the provider in the amount of $97,936, $72,308 and $69,239, respectively, for the reimbursement of claims to this provider.

A member of the Company's Board of Directors is a physician in a group practice, which is a provider in our network. For the years ended December 31, 2002, 2001 and 2000, the Company made payments in the amount of $1,180, $1,230 and $1,359, respectively, to this group practice for the reimbursement of claims.

A member of the Company's Board of Directors served as Chairman of the Board of a provider in our network during 2000. For the year ended December 31, 2000, the Company made payments to this provider in the amount of $90,700 for the reimbursement of claims.


NOTE 14

Insurance Proceeds

In December 2002, the Company and its insurance carrier settled the Company's business property protection and blanket earnings and extra expense claim related to loss of the Company's offices located at the World Trade Center for $74,000. During 2002 and 2001, the Company recorded gains related to the business property portion of the claim of $7,959 and $6,784, respectively, which are included in other income. Administrative expense for the year ended December 31, 2002 includes a gain of $19,300 representing extra expense settlement proceeds for items expensed in 2001 and extra expenses that have not yet been incurred. Administrative expense for the year ended December 31, 2001 includes expenses of $3,535 related to the Company's recovery efforts.


NOTE 15

Pension Benefits

The Company had several noncontributory, defined benefit pension plans covering substantially all of its employees. In May 1998, the Company's Board of Directors approved a consolidation of the Company's defined benefit pension plans into one "cash balance" defined benefit plan (the "Cash Balance Plan"). The redesigned plan, effective January 1, 1999, provides employees with an opening balance based on the previous benefits attributed to the employee under prior plans with increases through contributions by the Company based on the employee's age and length of service. The benefit provided at retirement is the sum of all contributions and interest earned.

Prior to the redesign, the Company's pension benefits were provided through three plans. Although the manner in which these plans were funded differed, the benefits relating to each were similar.

As part of the consolidation of the plans, the Cash Balance Plan assumed the assets and benefit obligations of the previous plans, some of which were previously retained by an insurer under an annuity purchase contract. As a result of the consolidation of the plans, the Company is amortizing the amount of the plan assets in excess of the benefit obligation assumed from the insurer, $116,865 over the average remaining service life of plan participants (10.5 years).

The effect of the change in pension benefits reduced the benefit obligation by $20,606 which will be amortized over the remaining service life of the Cash Balance Plan members (13 years).

The Company also has an unfunded, nonqualified supplemental plan to provide benefits in excess of ERISA limitations on recognized salary or benefits payable from the qualified pension plans and the Company's Deferred Compensation Plan and Executive Savings Plan. This supplemental plan is accounted for using the projected unit credit actuarial cost method.

(dollars in thousands, except share and per share data)

The following table sets forth the plans' change in the actuarially determined benefit obligation, plan assets and information on the plan's funded status.

December 31	2002	2001
Change in benefit obligation		
Benefit obligation at beginning of period	$368,042	$319,622
Service cost	15,977	14,443
Interest cost	26,144	23,783
Plan amendments	11	3,276
Actuarial loss	33,563	27,165
Benefits paid	(43,469)	(20,247)
Benefit obligation at end of period	$400,268	$368,042
Change in plan assets		
Fair value of plan assets at beginning of period	$467,523	$417,352
Actual (loss) return on plan assets	(10,523)	69,914
Employer contributions	182	504
Benefits paid	(43,469)	(20,247)
Fair value of plan assets at end of period	$413,713	$467,523
Information on funded status and amounts recognized		
Funded status	$ 13,445	$ 99,481
Unrecognized net transition asset	(715)	(905)
Unrecognized prior service credits	(70,951)	(83,646)
Unrecognized net loss from past experience different from that assumed	103,430	24,323
Prepaid benefit cost	$ 45,209	$ 39,253

Actuarial assumptions used were as follows:

December 31	2002	2001
Discount rate	7.0%	7.5%
Rate of increase in future compensation levels	4.0%	4.0%
Expected long-term rate of return	8.0%	8.0%

Net pension income for the actuarially developed plans included the following components:

Year ended December 31	2002	2001	2000
Service cost	$ 15,977	$ 14,443	$ 13,709
Interest cost on projected benefit obligation	26,144	23,783	22,195
Expected return on plan assets	(36,054)	(33,984)	(33,616)
Net amortization and deferral	(12,070)	(12,894)	(13,059)
Net pension income	$ (6,003)	$ (8,652)	$(10,771)

The Company administers two noncontributory defined contribution plans offering employees the opportunity to accumulate funds for their retirement. The Deferred Compensation Plan, which is closed to new contributions, and the Executive Savings Plan are nonqualified plans designed to provide executives with an opportunity to defer a portion of their base salary and/or incentive compensation.

The Company also administers a contributory 401(k) Deferred Savings Plan which is offered to all eligible employees. The Company matches contributions of participating employees; 50% of the first 6% of employee contributions or $5,921, $5,880 and $5,678 for the years ended December 31, 2002, 2001 and 2000, respectively.



Other Postretirement Employee Benefits

In addition to pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all employees may become eligible for those benefits if they reach retirement age while working for the Company.

The change in benefit obligation, plan assets and information on the plans' funded status and the components of the net periodic benefit cost are as follows:

December 31	2002	2001
Change in benefit obligation		
Benefit obligation at beginning of period	$ 124,481	$ 96,121
Service cost	1,500	1,639
Interest cost	7,686	8,434
Actuarial (gain) loss	(7,154)	25,858
Benefits paid	(5,787)	(7,571)
Benefit obligation at end of period	$ 120,726	$ 124,481
Change in plan assets		
Fair value of plan assets at beginning of period	$ —	$ —
Employer contributions	5,787	7,571
Benefits paid	(5,787)	(7,571)
Fair value of plan assets at end of period	$ —	$ —
Information on funded status and amounts recognized		
Funded status	$(120,726)	$(124,481)
Unrecognized net actuarial gain	(66,027)	(61,043)
Unrecognized transition obligation	43,017	47,318
Accrued postretirement benefit cost	$(143,736)	$(138,206)

December 31	2002	2001	2000
Components of net periodic benefit cost			
Service cost	$ 1,500	$ 1,639	$ 1,516
Interest cost	7,686	8,434	6,845
Amortization of transition obligation	4,301	4,302	4,302
Amortization of actuarial gain	(4,699)	(4,738)	(5,923)
Net periodic postretirement benefit cost	$ 8,788	$ 9,637	$ 6,740

Actuarial gains or losses for postretirement life and health benefits are recorded separately when they exceed 10% of their respective accumulated postretirement benefit obligations and, at that time, the entire amount of the gain is amortized over the period in which eligibility requirements are fulfilled (20 years).

(dollars in thousands, except share and per share data)

The actuarial assumptions used for determining the accumulated postretirement benefit obligation as measured on December 31, 2002 and 2001 are as follows:

December 31	2002	2001
Weighted average discount rate	7.0%	7.5%
Health care trend rates:		
Participants under age 65 in EPO and PPO Plans	11.0%–4.5%	10.0%–4.5%
Participants under age 65 in other plans	11.0%–4.5%	10.0%–4.5%
Participants age 65 and over in Medicare HMOs	21.9%–4.5%	55.1%–4.5%
Participants age 65 and over in Indemnity Plans	10.0%–4.5%	13.0%–4.5%
Caps on Company-paid portion of health care premiums for participants who retire on or after May 1, 1996 (in whole dollars):		
Participants age 65 and older with Medicare Carve-out Plans	$2,358	$2,358
Participants under age 65 with POS—Point of Service Plans	$4,926	$4,926

The trend rate ranges shown indicate the trend rates will decrease 1.0% annually, other than the Medicare HMO and the Indemnity Plan, until ultimately leveling out at 4.5%. The annual trend rate for the Medicare HMO is 21.9%, 9.0% and 8.0% for the next three years and then decreases 1% annually until ultimately leveling out at 4.5%. The annual trend rate for the Indemnity Plan is 10.0% and 9.0% for the next two years and then decreases 1.0% annually until ultimately leveling out at 4.5%.

The health care cost trend rate assumptions have a significant effect on the amounts reported. Increasing and decreasing the assumed health care cost trend rates by one percentage point in each year would increase and decrease the postretirement benefit obligation as of December 31, 2002 by $12,899 and $7,676, respectively, and increase and decrease the service and interest cost components of net periodic postretirement benefit cost for December 31, 2002 by $1,060 and $556, respectively.


NOTE 17

Concentration of Business

The Company's business is concentrated in New York and New Jersey, with more than 98% of its premium revenue received from New York business. As a result, future acts of terrorism, changes in regulatory, market or healthcare provider conditions in either of these states, particularly New York, could have a material adverse effect on the Company's business, financial condition or results of operations.

The Company earns revenue from its contracts with the Center for Medicare and Medicaid Services (CMS), the federal agency that administers the Medicare program. Specifically, the Company has a contract with CMS to provide HMO Medicare+Choice coverage to Medicare beneficiaries in certain New York counties and the Company has a contract to serve as fiscal intermediary for the Medicare Part A program and a carrier for the Medicare Part B program (collectively, referred to as "Medicare Services"). The Company's Medicare+Choice product and Medicare Services represented 10% and 32% of total premium earned and administrative service fee revenue, respectively, during 2002.

The Company earns revenue from its contracts to provide healthcare services to New York State and New York City employees. The New York State and New York City account represented 17% and 13% of total premium earned, respectively, during 2002.



Segment Information

The Company has two reportable segments: commercial managed care and other insurance products and services. The commercial managed care segment includes group PPO, HMO (including Medicare+Choice), EPO and other products as well as the Company's New York City and New York State PPO business. The other insurance products and services segment consists of the Company's traditional indemnity products, Medicare supplemental, individual hospital only, state sponsored individual plans, government mandated individual plans and government contracts with CMS to act as a fiscal intermediary for Medicare Part A program beneficiaries and as a carrier for Medicare Part B program beneficiaries.

The reportable segments follow the Company's method of internal reporting by products and services. The financial results of the Company's segment are presented consistent with the accounting policies described in Note 2. Administrative expenses, investment income and other income, but not assets, are allocated to the segments. There are no intersegment sales or expenses.

The following table presents information by reportable segment:

	Commercial Managed Care	Other Insurance Products and Services	Total
Year ended December 31, 2002			
Revenues from external customers	$3,935,234	$1,089,004	$5,024,238
Investment income and net realized gains	54,047	13,363	67,410
Other revenue	11,272	2,740	14,012
Income from continuing operations before income tax expense	253,424	56,344	309,768
Year ended December 31, 2001			
Revenues from external customers	$3,401,900	$1,166,252	$4,568,152
Investment income and net realized gains	41,704	15,249	56,953
Other revenue	4,667	1,434	6,101
Income from continuing operations before income tax expense	121,113	26,452	147,565
Year ended December 31, 2000			
Revenues from external customers	$2,885,870	$1,255,984	$4,141,854
Investment income and net realized gains	59,861	27,671	87,532
Other revenue	3,089	1,209	4,298
Income from continuing operations before income tax expense	95,066	25,421	120,487

The following table presents our revenue from external customers by products and services:

Year ended December 31	2002	2001	2000
Revenues from external customers:			
Commercial managed care:			
Premiums earned:			
PPO	$2,349,911	$2,016,580	$1,908,591
HMO	1,133,637	948,865	664,463
EPO	234,112	250,651	179,468
Other	5,343	31,719	33,709
Administrative service fees	212,231	154,085	99,639
Total commercial managed care	3,935,234	3,401,900	2,885,870
Other insurance products and services			
Premiums earned:			
Indemnity	397,175	489,947	584,848
Individual	507,857	508,406	505,848
Administrative service fees	183,972	167,899	165,288
Total other insurance products and services	1,089,004	1,166,252	1,255,984
Total revenues from external customers	$5,024,238	$4,568,152	$4,141,854

(dollars in thousands, except share and per share data)



Quarterly Financial Data (Unaudited)

The following unaudited quarterly financial data are presented on a consolidated basis for each of the years ended December 31, 2002 and 2001.

Quarter ended	March 31	June 30	September 30	December 31
2002 Data				
Total revenues	$1,280,100	$1,321,642	$1,221,204	$1,282,714
Income from continuing operations before income tax expense	79,704	60,092	87,224	82,748
Income (loss) from continuing operations	79,681	60,095	254,409	(16,570)
Loss from discontinued operations	(1,050)	(6)	—	—
Net income (loss)	78,631	60,089	254,409	(16,570)
Net loss for the period from November 7, 2002 (date of initial public offering) to December 31, 2002				$ (38,542)
Basic and diluted net loss per common share for the period from November 7, 2002 (date of initial public offering) to December 31, 2002				$ (0.46)
Shares used to compute earnings per share, based on weighted average shares outstanding November 7, 2002 (date of conversion and initial public offering) to December 31, 2002				83,333,244
2001 Data				
Total revenues	$1,123,194	$1,233,845	$1,141,624	$1,132,543
Income from continuing operations before income tax expense	39,631	29,902	36,630	41,402
Income from continuing operations	39,586	29,899	36,540	41,405
Loss from discontinued operations	(4,485)	(2,526)	(5,552)	(3,889)
Net income	35,101	27,373	30,988	37,516

For the quarter ended September 30, 2002, income from continuing operations includes a deferred tax benefit of $167,185 primarily resulting from the reversal of the valuation allowance for deferred tax assets. For the quarter ended December 31, 2002, loss from continuing operations includes income tax expense of $99,318 primarily resulting from the elimination of the section 833(b) deduction that had previously been assumed during the first three quarters of 2002. Refer to footnote 7.

BOARD OF DIRECTORS

Philip Briggs
Chairman of the Board

Hermes L. Ames, III
President, Upstate Region
Fleet National Bank

John R. Gunn
Executive Vice President and Chief Operating Officer
Memorial Sloan-Kettering Cancer Center

William T. Lee
Executive Vice President
Union of Needletrades,
Industrial and Textile Employees,
AFL-CIO, CLC (UNITE)

Edward J. Malloy
President
Building and Construction Trades Council

John F. McGillicuddy
Retired Chairman of the Board and
Chief Executive Officer
Chemical Bank Corp.

Robert R. McMillan
Partner
Fischbein Badillo Wagner Harding

Robert D. Paul
Retired Chairman of the Board
The Segal Company

Veronica C. Santilli, M.D.
Practicing Physician
Brook-Island Pediatrics Group, P.C.

Stephen S. Scheidt, M.D.
Director, Cardiology Training Program
Professor of Clinical Medicine
New York Weill-Cornell Medical Center

Michael A. Stocker, M.D.
President and Chief Executive Officer
WellChoice, Inc.

Frederick O. Terrell
Managing Partner and Chief Executive Officer
Provender Capital Group, LLC

Louis R. Tomson
Principal
Tomson Consulting

Faye Wattleton
President
Center for Gender Equality

John E. Zuccotti
Chairman
Brookfield Financial Properties

EXECUTIVE MANAGEMENT TEAM

Michael A. Stocker, M.D.
President and Chief Executive Officer

Bryan D. Birch
Senior Vice President
Chief Sales Officer

Deborah Loeb Bohren
Senior Vice President
Communications

David A. Florman
Senior Vice President
Medical Delivery & Medical Risk

Jason Gorevic
Senior Vice President
Chief Marketing Officer

Kenneth O. Klepper
Senior Vice President
Systems, Technology & Infrastructure

Robert W. Lawrence
Senior Vice President
Human Resources & Services

Gloria M. McCarthy
Senior Vice President, Operations
Managed Care & Empire Medicare Services

John W. Remshard
Senior Vice President
Chief Financial Officer

Linda V. Tiano
Senior Vice President
General Counsel

CORPORATE INFORMATION

Corporate Headquarters
WellChoice, Inc.
11 W. 42nd Street
New York, NY 10036
(212) 476-7800
www.wellchoice.com

Independent Public Accountants
Ernst & Young, LLP
5 Times Square
New York, NY 10036

Investor Contacts
Institutional Investor and Analyst Inquiries
Deborah Loeb Bohren
Senior Vice President, Communications
(212) 476-3552

Lisa Greiner
Manager, Investor Relations
(212) 476-7011

Individual Investor Inquiries
Seth Truwit
Vice President, Deputy General Counsel
(212) 476-1830

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(212) 936-5100

WellChoice SEC Filings
All WellChoice SEC Filings are available on WellChoice's online investor information center at www.wellchoice.com/investors/financials/sec_filings.shtml.

Investor and Shareholder Information
Shareholders may receive, without charge, a copy of WellChoice's Annual Report on Form 10-K for the year ended December 31, 2002, including financial statements and financial statement schedules, as filed with the Securities and Exchange Commission by contacting Deborah Loeb Bohren, Senior Vice President, Communications at the Company's headquarters.

Stock Listing
Common stock of WellChoice, Inc. is traded on the New York Stock Exchange under the symbol WC.

Except where specifically defined, the terms "WellChoice," "Company," "we," "us," and "our" refer to WellChoice, Inc. and/or its subsidiaries, or to one or more of them, depending on the context in each instance.

The New York insurance and HMO operations are conducted through:

Empire HealthChoice Assurance, Inc., d/b/a Empire Blue Cross Blue Shield and Empire HealthChoice HMO, Inc., d/b/a Empire Blue Cross Blue Shield HMO, are licensees of the Blue Cross and Blue Shield Association, an association of independent Blue Cross and Blue Shield plans.

The New Jersey PPO and HMO Operations are conducted through:

WellChoice Insurance of New Jersey, Inc. and Empire HealthChoice HMO, Inc., d/b/a WellChoice HMO of New Jersey.

WELLCHOICE INC

11 W. 42nd Street ■ New York, NY 10036 ■ www.wellchoice.com 